Exhibit 2.1
PURCHASE AGREEMENT
among
Micronas Semiconductor Holding AG, Technoparkstrasse 1, 8005 Zurich, Switzerland
Seller
Trident Microsystems, Inc., 3408 Garrett Drive, Santa Clara, CA 95054-2803, USA,
(solely with respect to the joint and several undertaking on the signature page hereto and
Sections 3.4, 4.3, 4.6.2, 4.6.3(d), 6, 8.7, 8.8, 8.9, 11 and 13-20)
TMI
and
Trident Microsystems (Far East) Ltd., Ugland House, South Church Street, Grand Cayman, Cayman Islands, B.W.I.
Purchaser

Index

1.	Definitions		7
2.	Sale and Purchase		16
	2.1	Assets	16
	2.2	Sale and Purchase of Assets	18
	2.3	Transfer Agreements	18
	2.4	Excluded Liabilities	19
	2.5	Excluded Assets	20
	2.6	Transfer of Title, Possession and Risk of Loss	20
	2.7	Transfer of Employees	20
	2.8	Transfer of Contracts to be performed in the Name of Seller	24
	2.9	Licensed IP	26
3.	Consideration		27
	3.1	Shares and Warrants	27
	3.2	Delivery of Consideration Shares and Warrants	28
	3.3	Payment of Cash Consideration	28
	3.4	Delivery of Stockholders Agreement	28
	3.5	Allocation	28
4.	Closing and Conditions Precedent		28
	4.1	Closing	28
	4.2	Conditions Precedent to Closing	29
	4.3	Reasonable Best Efforts to Close	30
	4.4	Right to Terminate this Agreement	30
	4.5	Reserved	31
	4.6	Closing Actions	31
	4.7	Intercompany Financial Relationships	33
	4.8	Guarantees	34
5.	Representations and Warranties of Seller		34
	5.1	Ownership of Shares and Corporate Existence	34
	5.2	No Conflicts	35

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	5.3	Consents and Approvals	36
	5.4	Subsidiaries	36
	5.5	The Annual Accounts	36
	5.6	Sold Assets	37
	5.7	Material Contracts	37
	5.8	Intellectual Property	38
	5.9	Reserved	39
	5.10	Absence of Certain Changes	39
	5.11	Environmental Compliance, Public Health and Workplace Safety	41
	5.12	Compliance with Laws	41
	5.13	Permits and Authorizations	41
	5.14	Personnel	42
	5.15	Litigation	42
	5.16	Insurance	43
	5.17	Tax and Social Security Matters	43
	5.18	Proxies	43
	5.19	Full Disclosure	44
	5.20	No Other Warranties	44
6.	Representations and Warranties of TMI and Purchaser		44
	6.1	Organization, Good Standing and Qualification	44
	6.2	SEC Reports	45
	6.3	Financial Statements	45
	6.4	No TMI/Purchaser MAC	46
	6.5	Authorization; Enforceable Agreement	46
	6.6	Valid Issuance of Consideration Shares and Warrants	47
	6.7	Capitalization	47
	6.8	Compliance with Other Instruments	48
	6.9	Registration Rights; Voting Rights	48
	6.10	Compliance with Laws	49
	6.11	Litigation	49

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	6.12	Taxes	49
	6.13	Environmental Matters	50
	6.14	Purchaser Due Diligence	50
7.	Breach of Warranties		50
	7.1	Indemnification by Seller	50
	7.2	Limitation of Liability	51
	7.3	Third Party Claims	53
	7.4	Indemnification by Purchaser	54
8.	Covenants until Closing		54
	8.1	General	54
	8.2	Access to Seller and the Product Lines	54
	8.3	Restricted Actions	55
	8.4	Maintenance of Insurance Policies	57
	8.5	Resignation of Directors	57
	8.6	Regulatory Filings	57
	8.7	Nasdaq Notice; Listing of Shares	59
	8.8	Applicable Securities Laws	59
	8.9	Reservation of Common Stock; Issuance of Shares of Common Stock	59
9.	Covenant Not to Compete and Non-Solicitation of Employees		59
10.	Transitory Arrangements and Post Closing Covenants		61
	10.1	Post Closing Services; Termination of Inter-Company Agreements	61
	10.2	The Micronas Name and Domain Name	61
	10.3	Insurance Matters	62
	10.4	Assistance with respect to information and documents	62
	10.5	Tax Matters; Preparation of Tax Returns and Audits	62
	10.6	Additional Seller Covenant	63
11.	Confidentiality and Publicity		63
12.	Reserved		64
13.	Expenses and Transfer Taxes		64

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	13.1	Expenses	64
	13.2	Transfer Taxes	64
14.	Notices		65
15.	Invalidity		65
16.	Waiver		65
17.	Entire Agreement		65
18.	Governing Law		66
19.	Arbitration		66
20.	Interpretation		66

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List of Schedules

Schedule A:	Additional Transferred Employees
Schedule B:	Annual Accounts
Schedule C:	Dataroom Index of Diligence Documents
Schedule D:	Press Release, dated 5 February 2009
Schedule E:	Transferred Employees
Schedule 2.1.1 a):	Equipment
Schedule 2.1.1 b)(A):	Transferred Patents
Schedule 2.1.1 b)(B):	Transferred Copyrights
Schedule 2.1.1 b)(C):	Transferred Trademarks
Schedule 2.1.4:	Assumed Contracts
Schedule 2.3 a):	Form of Share Purchase Agreement for Transferred Company
Schedule 2.3 b):	Form of Local Asset Purchase Agreement
Schedule 2.3 c):	Form of Local Patent Assignment Agreement
Schedule 2.3 d):	Form of Local Copyright Assignment Agreement
Schedule 2.3 e):	Form of Local Trademark Assignment Agreement
Schedule 2.3 f):	Form of Local Know-How Assignment Agreement
Schedule 2.3 g):	Form of Local Domain Name Assignment Agreement
Schedule 2.7.1:	Collective Bargaining Agreements
Schedule 2.9:	Licensed IP Rights
Schedule 3.1:	Form of Warrants
Schedule 3.4:	Form of Stockholders Agreement
Schedule 3.5:	Allocation Schedule
Schedule 4.2 c):	Applicable Merger Control Laws
Schedule 4.2 d):	Applicable Governmental Permits
Schedule 4.6.1:	Board Members of Transferred Companies
Schedule 4.6.2:	Form of Opinion of Purchaser Counsel
Schedule 4.6.3 a):	Form of Sublease for Munich Site
Schedule 4.6.3 b):	Cross-License Agreement
Schedule 4.8:	Guarantees
Schedules for Section 5:	Seller Disclosure Schedules
Schedule 10.1:	Services Agreement

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Recitals
A.	Seller and its Affiliates are engaged in the design, manufacture, marketing, sale and distribution of cutting-edge integrated circuit and sensor system solutions for consumer and automotive electronics industries; the shares of Seller are listed on the SIX Swiss Exchange.

B.	Purchaser and its Affiliates design, develop and market digital television system-on-chip (SOC) solutions for the rapidly growing consumer electronics markets in digital television (LCD, PDP, High Definition, Digital CRT, Micro Display Projection) and AV Multimedia PCs; the shares of TMI are listed on NASDAQ.

C.	Seller and its Affiliates wish to sell, transfer and assign to Purchaser and its Affiliates, and Purchaser and its Affiliates wish to acquire, all right, title and interest in and to the Product Lines all for the consideration and upon the terms and subject to the conditions set out in this Agreement.

1.	Definitions

Unless the context expressly requires otherwise, the following terms, where capitalized in this Agreement, have the following meanings:

Accounts Payable	shall mean all obligations with respect to accounts payable and notes payable created or arising in respect of the Product Lines.

Accounts Receivable	shall mean all trade accounts receivable, and all notes receivable or evidences of indebtedness payable, created or arising in respect of the sale of products from the Product Lines.

Additional Transferred Employees	shall mean the employees of Micronas Semiconductor R&D (Shanghai) Co. Ltd., Shanghai, China; Micronas Taiwan Ltd., Taipei, Taiwan; Micronas South East Asia Holding PTE Ltd., Singapore; Micronas Korea Ltd., Seoul, Republic of Korea; Micronas Semiconductors Inc., San Diego, Cali-

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fornia and Schaumberg, Illinois, USA; and Micronas Japan K.K., Tokyo, Japan, all as listed in Schedule A and who are actually employed by such entities at Closing, and provided such employees do not refuse to be transferred and are employed by the applicable Seller Subsidiary at Closing.

Affiliate	shall mean with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person.

Agreement	shall mean this Purchase Agreement including the Schedules hereto.

Annual Accounts	shall mean the annual accounts prepared in accordance with Seller Accounting Principles for each of the Transferred Companies as per December 31, 2008 as set out in Schedule B.

Asset Seller Companies	shall mean Micronas GmbH, Freiburg, Germany; Micronas Semiconductor R&D (Shanghai) Co. Ltd., Shanghai, China; Micronas Taiwan Ltd., Taipei, Taiwan; Micronas South East Asia Holding PTE Ltd., Singapore; Micronas Korea Ltd., Seoul, Republic of Korea; Micronas Semiconductors Inc., San Diego, California and Schaumberg, Illinois, USA; and Micronas Japan K.K., Tokyo, Japan.

Business Day	shall mean any day on which banks in Zurich, Switzerland, are open for transaction of normal commercial business.

Disclosure Material	shall mean all information (i) disclosed in this Agreement including its Schedules and

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(ii) provided in Seller’s virtual dataroom according to the index in Schedule C.

FRC	shall mean frame rate converter as currently produced by the Seller and its Affiliates.

Intellectual Property	shall mean (a) all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, Issued Patents); (b) all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively Patent Applications and, with the Issued Patents, the Patents); (c) all copyrights, copyrightable works, semiconductor topography and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, Copyrights); (d) all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, Trademarks) and domain name registrations; (e) all technology, ideas, inventions, designs, proprietary information, data, manufacturing

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and operating specifications, know-how, formulae, trade secrets, technical data, hardware, software and processes (collectively, Know-How); and (f) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law.

Law	shall mean any federal, state, cantonal, provincial, local or national statute, law, regulation, rule, code, order or other requirement or rule of law.

Liability	shall mean any debt, obligation, duty, loss, damages, cost, expense (including reasonable attorney’s fees), or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Material Adverse Effect	shall mean a material adverse effect on (a) the condition (financial or otherwise) of properties, assets, Liabilities, business, operations or results of operations of Seller, the Asset Seller Companies, the Transferred Companies or the Product Lines, individually or in the aggregate, all as related to the Product Lines; or (b) the ability of Seller and its Affiliates to consummate the transactions contemplated by this Agreement or otherwise perform their obligations under this Agreement, other than in each

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case of (a) and (b) an Excluded Matter. Excluded Matter means any one or more of the following: (i) the effect of any change in the United States or European or other relevant economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which Seller, the Asset Seller Companies or the Transferred Companies operate; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated by this Agreement; (v) the effect of any changes relating to the press release of February 5, 2009 as attached in Schedule D; (vi) the effect of any changes in applicable Laws; or (vii) any effect resulting from the announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated hereby.

Micronas GmbH	shall mean Micronas GmbH, Hans-Bunte-Strasse 19, 79108 Freiburg im Breisgau, Germany.

Munich Site	shall mean the premises located at Frankenthaler Strasse, Munich, Germany rented by Micronas GmbH, an Affiliate of Seller, but only as such premises (and Transferred Employees and assets) relate to the Product Lines; and such definition shall expressly exclude the SOC Product Line.

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Nasdaq	shall mean the Nasdaq Global Select Market.

Ordinary Course of Business	or similar phrases, shall mean the ordinary course of business prior to the announcement by Seller on February 5, 2009, pursuant to which Seller announced the closing and/or potential sale of its and its Affiliates’ consumer electronics business, as set forth in the press release of February 5, 2009 attached in Schedule D.

Parties	shall mean the parties to this Agreement; provided, however, that with respect to TMI, TMI shall only be considered a “Party” with respect to the joint and several undertaking on the signature page hereto and Sections 3.4, 4.3, 4.6.2, 4.6.3(d), 6, 8.7, 8.8, 8.9, 11 and 13-20.

Person	shall mean any individual, corporation, partnership, firm, association, unincorporated organization or other entity.

Product Lines	shall mean the following product lines of Seller and its Affiliates, including the business of designing, manufacturing, marketing, sale and distribution of the products of the following product lines as conducted on the date hereof: (i) FRC product line comprising integrated circuit products with frame-rate-converter function using motion-estimation, motion-compensation technology for use in consumer TV, (ii) demodulator (DRX) product line comprising integrated circuit products for demodulation of analog/digital terrestrial and cable TV signals), and (iii) product line comprising integrated circuit products demodulating audio broadcast IF signals and/or performing audio de-

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coding, audio baseband processing for TVs receiving analog and/or digital broadcast signals, and integrated circuit products implementing universal serial bus (USB) compliant audio converters (CODEC); provided that, for the avoidance of doubt, the product line set forth in clause (iii) of this definition shall include, without limitation, the audio products sold by Seller and its Affiliates to Logitech International S.A. and its affiliates.

Return	shall mean all reports, returns (including information returns, estimates and amended returns), declarations, claims for refund, statements or other information required to be supplied to a taxing authority in connection with Taxes.

Seller’s Knowledge	shall mean the actual knowledge of the Board of Directors of Seller and of Seller’s senior executive management comprising Wolfgang Kalsbach, Manfred Häner, Hans Jürgen Desor, Tim Vehling, and Dirk Wieberneit, after reasonable inquiry.

Signing Date	shall mean the date on which this Agreement has been signed by both Parties.

Seller Accounting Principles	shall mean the accounting principles applied by for the Product Lines which are based on and in compliance with the International Financial Reporting Standard (IFRS).

SOC Product Line	shall mean the system-on-chip product line of Seller and its Affiliates.

Subsidiary	shall mean with respect to any Person of which such Person, either directly or through or together with any other Subsidi-

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ary of such Person, owns more than 50% of the voting power.

Taxes	shall mean all taxes, levies, duties, charges, fees, assessments and withholdings of any nature together with any interest and any penalties or additions to tax imposed by any taxing authority with respect thereto, including any payments to be made under the applicable social security laws.

TMI/Purchaser MAC	shall mean a material adverse effect on (a) the condition (financial or otherwise) of properties, assets, Liabilities, business, operations or results of operations of TMI or Purchaser, individually or in the aggregate; or (b) the ability of TMI and Purchaser to consummate the transactions contemplated by this Agreement or otherwise perform their obligations under this Agreement, other than in each case of (a) and (b) TMI/Purchaser Excluded Matter. TMI/Purchaser Excluded Matter means any one or more of the following: (i) the effect of any change in the United States or European or other relevant economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which TMI or Purchaser operate; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Seller or its Affiliates with respect to the transactions contemplated by this Agreement; (v) the effect of any changes in applicable Laws; or

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(vi) any effect resulting from the announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated hereby.

TMI/Purchaser’s Knowledge	shall mean the actual knowledge of the Board of Directors of TMI or Purchaser and of TMI’s and Purchaser’s respective senior executive management comprising Sylvia Summers Couder and Pete Mangan, after reasonable inquiry.

Trading Market	shall mean any of the following markets or exchanges on which the Common Stock of TMI is listed or quoted for trading on the date in question: the NYSE Alternext, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

Transferred Employees	shall mean all employees of Micronas GmbH listed in Schedule E and whose employment relationships shall be transferred to Purchaser, or a designee, in connection with the transfer of the Assets and the Product Lines, provided such employees do not refuse to be transferred and are employed by Micronas GmbH at Closing.

TMI	shall mean Trident Microsystems, Inc., 3408 Garrett Drive, Santa Clara, CA 95054-2803, USA, the owner of 100% of the shares of Purchaser.

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VWAP	shall mean, for any trading day, the price determined by the first of the following clauses that applies: (a) if the Common Stock of TMI is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock of TMI for such date (or the nearest preceding date) on the Trading Market on which the Common Stock of TMI is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock of TMI for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock of TMI is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock of TMI are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock of TMI so reported, or (d) in all other cases, the fair market value of a share of Common Stock of TMI as determined by an independent appraiser selected in good faith by the Board of Di-rectors of TMI.
2.	Sale and Purchase

2.1	Assets

2.1.1	For the purpose of this Agreement, the Sold Assets shall refer to:
a)	all equipment, fixtures and tooling owned by Seller and/or the Asset Seller Companies, wherever located, exclusively or primarily used in or necessary

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for the conduct of the Product Lines (Equipment), including, without limitation, the equipment, fixtures and tooling listed in Schedule 2.1.1 a), which schedule Seller has made reasonable best efforts to make accurate in all material respects (provided, that Seller shall, prior to Closing, provide an updated Schedule 2.1.1 a), which updated schedule shall be subject to the reasonable satisfaction of Purchaser, to correctly reflect the Equipment);

b)	all Intellectual Property relating exclusively to the Product Lines owned by Seller, the Asset Seller Companies, the Transferred Companies and/or any other Seller Affiliate, which Intellectual Property shall include, the Issued Patents and Patent Applications, in particular those set forth in Schedule 2.1.1 b)(A), the Copyrights, in particular those set forth on Schedule 2.1.1 b)(B), the Trademarks, in particular those set forth on Schedule 2.1.1 b)(C) and the Know-How (Transferred IP). To the extent that a transfer of Intellectual Property is not possible (e.g. German copyrights), Seller grants Purchaser a sole and exclusive, worldwide, perpetual, irrevocable, fully assignable, royalty-free license including the right to grant sublicenses trough multiple tiers to use such Intellectual Property for all purposes in connection with the Product Lines. Such rights that cannot be transferred by virtue of law but only be licenses will also be deemed to constitute Transferred IP. For the avoidance of doubt, any Intellectual Property of Seller and its Affiliates which is not exclusively used for the Product Lines shall not be deemed to be Transferred IP; and

c)	all business and financial records relating to the Product Lines, including all sales materials, customer files, service records, product defect and traceability records, equipment certification and calibration records, pricing information, historical and ongoing business plans, development roadmap documents, training materials, forms and all other documentation related to the Product Lines (Files);
excluding, for avoidance of doubt, the Excluded Assets.

2.1.2	In addition, Seller owns, directly or indirectly, 100% of the issued shares of each of the following companies (Transferred Companies):
a)	Micronas Holland Holding B.V., Nijmegen, the Netherlands; and

b)	Micronas Holland B.V., Nijmegen, the Netherlands.

The capitalization and the shareholders of the Transferred Companies are set out in Schedule 5.1.
2.1.3	Reserved

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2.1.4	Assumed Contracts

For purposes of this Agreement, Assumed Contracts shall refer to all rights and benefits of Seller and its Affiliates in existence as of the Closing under the contracts exclusively related to the Product Lines, including those contracts set forth on Schedule 2.1.4, but excluding any Licensed IP Rights. The Sold Assets, the Transferred Companies, the Munich Site and the Assumed Contracts are hereinafter also referred to collectively as the Assets.

2.2	Sale and Purchase of Assets

Subject to the terms and conditions of this Agreement, and with effect as of the Closing Date, Seller agrees to sell, transfer, assign, convey, deliver, license or sublicense (as provided in Section 4.6.3b) to Purchaser (or Purchaser’s designee), or shall cause to be sold, transferred, assigned, conveyed, delivered, licensed or sublicensed (as provided in Section 4.6.3b) to Purchaser (or Purchaser’s designee), and Purchaser (directly or through a designee) agrees to purchase and acquire, all of Seller’s right, title and interest in and to the Assets.

2.3	Transfer Agreements

The sale and transfer of the Assets shall be effected through the following transfer agreements, which are all subject to the Closing (Transfer Agreements):
a)	local share purchase agreement between Seller in its own name and Purchaser or its designee regarding the transfer of 100% of the shares of Micronas Holland Holding B.V., Nijmegen, the Netherlands, referred to in Schedule 5.1 to be signed and executed at the Closing substantially in the form set forth in Schedule 2.3 a);

b)	one or more local asset purchase agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the Assets, the Assumed Liabilities and the Transferred Employees and Additional Transferred Employees to be signed and executed at the Closing substantially in the form set forth in Schedule 2.3 b);

c)	one or more patent assignment agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the Patents as set forth in Schedule 2.1.1(b)(A) to be signed and executed at Closing substantially in the form set forth in Schedule 2.3 c);

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d)	one or more copyright assignment agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the Copyrights as set forth in Schedule 2.1.1(b)(B) to be signed and executed at Closing substantially in the form set forth in Schedule 2.3 d);

e)	one or more trademark assignment agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the Trademarks as set forth in Schedule 2.1.1(b)(C) to be signed and executed at Closing substantially in the form set forth in Schedule 2.3 e);

f)	one or more Know-How assignment agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the Know How to be signed and executed at Closing substantially in the form set forth in Schedule 2.3 f); and

g)	one or more domain name assignment agreement(s) between Seller in its own name, the Asset Seller Companies and Purchaser or its designee regarding the transfer of the domain names as described in Section 10.2 to be signed and executed at Closing substantially in the form set forth in Schedule 2.3 g).
2.4	Excluded Liabilities

Except for Liabilities related to the Assets, but only to the extent such Liabilities arise from any event, circumstance or condition occurring after the Closing Date (the Assumed Liabilities), Purchaser shall not assume by virtue of this Agreement or the transactions contemplated hereby, and shall have no Liability for, any Liabilities of Seller or any of Seller’s Affiliates (including, without limitation, those related to the Product Lines) of any kind, character or description whatsoever (the Excluded Liabilities). Seller shall, and shall cause its Affiliates to, discharge in a timely manner or shall make adequate provision for all of the Excluded Liabilities that affect the Product Lines, Assets or Assumed Liabilities, provided that Seller have the ability to contest, in good faith, any such claim of Liability asserted in respect thereof by any Person. Excluded Liabilities shall include, without limitation: (a) Taxes of any nature whatsoever of the Asset Seller Companies arising from the operation of the Product Lines or the ownership of the Assets for any period (or portion of any period) ending on or prior to the Closing and any Taxes that will arise as a result of the purchase,

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sale or transfer of the Assets pursuant to this Agreement other than as described in Section 13.2; and (b) all Accounts Payable arising on or prior to the Closing Date.
2.5	Excluded Assets

Purchaser hereby acknowledges that neither Seller nor its Affiliates are transferring hereunder any assets, rights or interest of Seller or its Affiliates not specifically set forth in Section 2.1 (the Excluded Assets), including, without limitation: (i) the SOC Product Line; (ii) all Accounts Receivable arising on or prior to the Closing Date; (iii) all Intellectual Property not exclusively used for the Product Lines; (iv) the inventory relating to the Product Lines; and (v) the Licensed IP Rights.

2.6	Transfer of Title, Possession and Risk of Loss

2.6.1	Title to, possession and risk of loss of the Assets shall pass and transfer from Seller to Purchaser upon Closing. In particular, all Accounts Receivable and Accounts Payable as well as all rights and obligations relating to services and/or supplies with respect to the Product Lines (i) rendered to or by the Seller, the Transferred Companies or the Asset Seller Companies on or prior to the Closing Date shall remain with Seller or its Affiliates and (ii) rendered to or by Purchaser, its Affiliates or the Transferred Companies after the Closing Date shall be on behalf of and for the account of Purchaser or its Affiliates.

2.6.2	For the avoidance of doubt the Parties confirm that pension Liabilities regarding services rendered by Transferred Employees up to the Closing Date remain with Micronas GmbH and pension Liabilities regarding services rendered by Transferred Employees as from the Closing Date shall be borne by Purchaser or its designee.

2.6.3	For the avoidance of doubt the Parties confirm that Seller or its Affiliates shall pay before the Closing Date all remuneration to the Transferred Employees and Additional Transferred Employees owed for the periods up to the Closing Date. Purchaser shall be responsible for the remuneration for employee inventions related exclusively to the Transferred IP accrued and payable following the Closing, whether or not such payments relate to inventions made before or after the Closing Date.

2.7	Transfer of Employees

2.7.1	All Transferred Employees and Additional Transferred Employees will be transferred and become employees of Purchaser or its designee as from the Closing. The Parties are aware that the employees could refuse to be transferred to Purchaser or its designee; provided, however, that the Parties shall use their reasonable best efforts

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to ensure that all Transferred Employees and Additional Transferred Employees do not object to the transfer of employment to Purchaser or its designee. The collective bargaining agreements applicable to the Transferred Employees as set out in Schedule 2.7.1 are acknowledged by Purchaser.
2.7.2	Except as otherwise provided for in this Agreement, including as provided in Section 2.7.4 and Section 2.7.5, Seller or any of its Affiliates shall have no Liability for any claims asserted by any employee employed by any Transferred Company or Asset Seller Company as of Closing to the extent such claims are based on actions taken by Purchaser or its Affiliates after the Closing Date and/or relating to a fact or event in relation to or arising out of his employment after the Closing Date, and Purchaser shall indemnify and hold Seller and its Affiliates harmless against any such claims (including reasonable attorney’s fees and other expenses incurred as a result hereof). The same indemnification and hold harmless obligations shall apply mutatis mutandis to Seller and any of its Affiliates (except for the Transferred Companies) for the claims and Liabilities asserted by any employee employed by any Transferred Company or Asset Seller Company or other Affiliate of Seller based on actions taken by Seller or such entities on or prior to the Closing Date, even if such claims or Liabilities are brought after the Closing. For the avoidance of doubt, but except as otherwise provided for in this Agreement, including as provided in Section 2.7.4 and Section 2.7.5, should any employee other than a Transferred Employee or an Additional Transferred Employee pass to Purchaser or Purchaser’s Affiliates, as the case may be, or should any other individual assert claims against Purchaser or Purchaser’s Affiliates based upon the allegation that his/her employment relationship has passed to Purchaser or Purchaser’s Affiliates, such claims shall be handled by, and at costs of, Purchaser or Purchaser’s Affiliates, as the case may be.
2.7.3	Purchaser will be responsible for compliance after the Closing Date with the requirements of all applicable statutes, laws, ordinances, rules or regulations of any governmental authority pertaining to employment termination or any applicable plant closing notification or similar law of any governmental authority related to the Transferred Employees and Additional Transferred Employees, and agrees to indemnify and defend Seller and its Affiliates from and against any and all Liability incurred by or assessed against Seller or its Affiliates arising out of, or due to, claims, suits, penalties and other forms of Liability filed administratively, judicially, or otherwise relating to a violation committed by Purchaser of any such statue, law, ordinance, rule or regulation and occurred after the Closing Date. The same shall apply mutatis mutandis to Seller for the time prior to the Closing Date, provided that such obligations shall cover any and all employees of any Transferred Company or Asset Seller Company or other Affiliate of Seller, even if such claims, etc. are brought after the

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Closing. For the avoidance of doubt, but except as otherwise provided for in this Agreement, including as provided in Section 2.7.4 and Section 2.7.5, should any employee other than a Transferred Employee or an Additional Transferred Employee pass to Purchaser or Purchaser’s Affiliates, as the case may be, or should any other individual assert claims against Purchaser or Purchaser’s Affiliates based upon the allegation that his/her employment relationship has passed to Purchaser or Purchaser’s Affiliates, such claims shall be handled by, and at costs of, Purchaser or Purchaser’s Affiliates, as the case may be.
2.7.4	Should employees terminated by Seller or its Affiliates (e.g., employees not hired by Purchaser as Transferred Employees or Additional Transferred Employees) make claims against Purchaser and/or the Assets or Product Lines prior to the expiration of the period during which such employees can either accept or reject the severance payment offered by Seller or its Affiliates, and such employees succeed in their claims, or Purchaser settles such claims, then Seller and its Affiliates shall indemnify and hold Purchaser and its Affiliates harmless against such claims for an amount of up to the severance money that would have otherwise been paid to such employees by Seller or its Affiliates; provided that Seller’s and its Affiliates’ indemnification obligation under this Section 2.7.4 shall not be subject to the limitation on Seller’s Liability under Section 7.2.1 of this Agreement.
2.7.5
a)            Micronas GmbH currently intends to negotiate with the works councils in Freiburg and Munich for Micronas GmbH an operational change (Betriebsänderung) pursuant to Section 111 sentence 3 Works Constitution Act (Betriebsverfassungsgesetz) which includes (i) a balance of interests and social plan and (ii) an additional option for all Micronas GmbH consumer business employees to transfer into a transfer company (TC) no later than May 1, 2009 (hereinafter IA/SP) and which would allow (iii) the Transferred Employees to be transferred to Purchaser or Purchaser’s Affiliates and (iv) Micronas GmbH to close its remaining consumer division in Germany.

b)	It is the further understanding that immediately upon signature by each of the Parties of this Agreement, Purchaser or Purchaser’s Affiliates will contact the Transferred Employees as listed in Schedule E and will offer them employment with Purchaser’s new German company (German NewCo), to be effective upon, and subject to, Closing, subject to their acceptance of the employment offer by no later than April 22, 2009. Purchaser and German NewCo will use commercially reasonable efforts to offer employment on competitive terms to the Transferred Employees in order to induce the acceptance of such offers by the Transferred Employees. Transferred Employees receiving these offer letters will then have two options:
(i)	to accept such offer, in which case they will not be entitled to severance under the IA/SP from Micronas GmbH and they will receive a

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commitment from Purchaser to be protected under equivalent terms as the IA/SP for the first year of employment with German NewCo and on a pro rata basis for the succeeding consecutive three years; or
(ii)	to reject such offer, in which case they will be terminated by Micronas GmbH or offered the opportunity to be transferred into the TC, in either event being entitled to severance under the IA/SP.
c)	In the event that as of April 22, 2009, less than (85)% of each of the Product Line personnel comprising Group One and/or less than (70)% of each of the Product Line personnel comprising Group Two of the Transferred Employees as listed in Schedule E have accepted the offer of employment by German NewCo, Purchaser shall have the right to terminate this Agreement, and the provisions of Section 4.4 shall apply. Seller agrees that in the event this Agreement is terminated in accordance with this Section 2.7.5, it will transfer to TC each of those Transferred Employees who had previously accepted the offer to join German NewCo and grant them severance pursuant to the IA/SP. This obligation will explicitly survive termination of this Agreement.

d)	In the event that employees listed on Schedule E who are offered employment with German NewCo do not accept such offer on or before April 22, 2009 (Non-Accepting Employees), Purchaser or Purchaser’s Affiliates (including German NewCo) agree that for a grace period of six (6) months commencing as of May 1, 2009, if German NewCo hires any Non-Accepting Employees, Purchaser will reimburse Seller an amount equal to the severance payment paid by Micronas GmbH to such Non-Accepting Employee pursuant to the terms of the IA/SP.

e)	Seller agrees that, with respect to up to ten (10) Micronas GmbH employees who have been transferred into the TC or terminated by Micronas GmbH (such employees hereinafter referred to as Claiming Employees) and who file claims against Purchaser or Purchaser’s Affiliates (including German NewCo) for employment during the first three (3) months following the date on which such employees were either transferred into the TC or terminated by Micronas GmbH (Labor Claim), Seller will indemnify and hold harmless Purchaser and its Affiliates (including German NewCo), and any of their respective directors, officers, employees, controlling persons, agents and representatives from and against any and all Liabilities associated with or related to (i) each such Labor Claim and (ii) each such Claiming Employee (such Liabilities hereinafter referred to as Claiming Employee Liabilities). Claiming Employee Liabilities shall include, without limitation, (A) any severance pay, salary, employee benefits, bonuses, and any other employment related expense associated with such Claiming Employee, and (B) any Liabilities related to Labor Claims by such Claiming Employee based upon the allegation that his/her employment relationship

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has or should have transferred to Purchaser or Purchaser’s Affiliates. In the event a Claiming Employee becomes an employee of Purchaser or an Affiliate of Purchaser as a result of the settlement or resolution of such Claiming Employee’s Labor Claim (or as a result of a decree, order or holding of a court, administrative proceeding, arbitrator or other governmental entity relating to such Claiming Employee’s Labor Claim), Purchaser and its Affiliates shall use commercially reasonable efforts to mitigate the Claiming Employee Liabilities associated with or related to such Claiming Employee. For the avoidance of doubt, Seller’s indemnification obligations under this Section 2.7.5 shall not be subject to the limitation on Seller’s Liability under Section 7.2.1 of this Agreement and all such obligations shall constitute “Excluded Liabilities” hereunder.
2.8	Transfer of Contracts to be performed in the Name of Seller

2.8.1	At any time or from time to time after the Closing Date, at Purchaser’s reasonable request and without further consideration, Seller shall execute and deliver to Purchaser or its designee such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Purchaser may reasonably deem necessary in order more effectively to transfer, convey and assign to Purchaser or its designee, and to confirm Purchaser’s or its designee’s title to, all of the Assets, and, to the full extent permitted by law, to put Purchaser or its designee in actual possession and operating control of the Product Lines and the Assets and to assist Purchaser or its designee in exercising all rights with respect thereto, and otherwise to cause Seller to fulfill its obligations under this Agreement. Without limiting the foregoing, if, on or prior to the first anniversary of the Closing Date, either Purchaser or Seller becomes aware that an asset or property of Seller or Seller’s Affiliate that was used solely or primarily in, or that was necessary for the conduct of, the Product Lines on the Signing Date, was not transferred, assigned, conveyed and delivered to Purchaser or its designee on the Closing Date, then (A) if such asset or property was used solely in the Product Lines on the date of this Agreement, Seller shall promptly, or shall cause its Affiliate to promptly, transfer, assign, convey and deliver such asset or property to Purchaser or its designee, or (B) if such asset or property was used primarily in, or was otherwise necessary for the conduct of, the Product Lines on the Signing Date, Seller shall, or shall cause its Affiliate to, either promptly transfer, assign, convey and deliver such asset or property to Purchaser or its designee, or make such asset or property available to Purchaser or its designee under a perpetual, paid-up, irrevocable, royalty-free, non-exclusive license, with the right to sublicense, in each case without any additional consideration being due to Seller. For the avoidance of doubt, any such asset or property described in sub-clause (B) above consisting of Intellectual Property shall be included in the cross-license agreement referenced in Section 4.6.3 b).

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2.8.2	Notwithstanding the foregoing, if any of the Assets are not assignable or transferable, (each, a Non-Assignable Asset), without the approval, consent, ratification, permission, waiver or authorization of a third party (collectively, the Assignment Consents), either as a result of the provisions thereof or applicable legal requirements, and any of such Assignment Consents are not obtained by Seller on or prior to the Closing Date, Seller shall continue its efforts to obtain the Assignment Consents after Closing and this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Assets, and Purchaser shall not assume Seller’s rights or obligations under such Non-Assignable Assets (and such Non-Assignable Assets shall not be included in the Assets), except as provided below. If Seller obtains any such Assignment Consents after the Closing Date, Seller shall promptly thereafter assign to Purchaser or its designee such Non-Assignable Assets. Upon any such assignment, such assets shall be deemed Assets.

2.8.3	Seller shall use its reasonable best efforts to cooperate with Purchaser at its request for up to six months following the Closing Date in endeavouring to obtain such Assignment Consents promptly; provided, however, that such efforts shall not require Seller to incur any expenses or Liabilities or provide any financial accommodation or to remain secondarily or contingently liable for any Asset to obtain any such Assignment Consent unless Purchaser agrees to reimburse Seller for the foregoing. To the extent that there are any Non-Assignable Assets for which an Assignment Consent has not been obtained as of the end of such six month period, then, subject to Section 2.8.4, such Non-Assignable Assets shall not be considered Assets and instead shall be considered Excluded Assets for purposes of this Agreement.

2.8.4	To the extent permitted by applicable legal requirements and the terms of the Non-Assignable Assets, in the event Assignment Consents cannot be obtained, such Non-Assignable Assets shall be held by Seller in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in Seller’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller shall take, or cause to be taken, at Purchaser’s expense, such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Non-Assignable Assets and to effect collection of any money or other consideration that becomes due and payable under the Non-Assignable Assets, and Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect of all Non-Assignable Assets. As of and from the Closing Date, Seller authorizes Purchaser, to the extent permitted by applicable legal requirements and the terms of the Non-Assignable Assets, at Purchaser’s expense, to perform all the obligations and receive all the benefits of Seller under the Non-

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Assignable Assets and appoints Purchaser its attorney-in-fact to act in its name on its behalf with respect thereto, and Purchaser agrees to indemnify and hold Seller and its Affiliates, agents, successors and assigns harmless from and against any and all Liabilities and losses based upon, arising out of or relating to Purchaser’s performance of, or failure to perform, such obligations under the Non-Assignable Assets.
2.8.5	In individual cases, Seller and Purchaser may agree that Purchaser or Purchaser’s Affiliates shall fulfill warranty and guaranty liabilities of the Asset Seller Companies vis-à-vis customers relating to services rendered prior to the Closing Date. Such fulfillment shall be on behalf of and for the account of Seller or the relevant Asset Seller Company.

2.8.6	Accounts Receivable relating to the period prior to the Closing Date which are collected by Purchaser or its Affiliates shall be promptly transferred to Seller or an Affiliate of Seller as determined by Seller.

2.9	Licensed IP

2.9.1	For purposes of this Agreement, Licensed IP Rights shall refer to all of Seller’s, the Asset Seller Companies’, the Transferred Companies’ and/or any other Seller Affiliate’s rights under all Intellectual Property which such entities have a right under contract to use and which are used in the Product Lines, which Licensed IP Rights include, in particular, the Licensed IP Rights listed on Schedule 2.9.

2.9.2	The Parties shall use their reasonable best efforts in order to obtain the respective third party consent to the assignment and/or transfer of Licensed IP Rights (with respect to the Product Lines). In particular, as soon as practicable after the execution of this Agreement, Seller and its applicable Affiliates shall submit to all licensors (or a specific sub-set of licensors at the request of Purchaser) written requests to consent to the assignment and/or transfer of the Licensed IP Rights (with respect to the Product Lines).

2.9.3	In the event any such consents to assignment are not obtained by Seller and/or Purchaser on or prior to the Closing Date, Seller shall continue to use its reasonable best efforts to cooperate with Purchaser, at its request, for up to six months following the Closing Date in endeavouring to obtain such consents to assignment; provided, however, that such efforts shall not require Seller to incur any expenses or Liabilities or provide any financial accommodation or to remain secondarily or contingently liable for any Licensed IP Rights to obtain any such consent to assignment unless

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Purchaser agrees to reimburse Seller for the foregoing. In addition, nothing in this Section 2.9.3 shall obligate Seller to renew any Licensed IP Rights. If Seller obtains any such consent to assignment after the Closing Date, Seller shall promptly thereafter assign to Purchaser or its designee such Licensed IP Rights (with respect to the Product Lines).
2.9.4	To the extent permitted by applicable legal requirements and the terms of the Licensed IP Rights, in the event consents to assignment cannot be obtained for Licensed IP Rights (with respect to the Product Lines) (each a Non-Consented Licensed IP Right), Seller, the applicable Asset Seller Company and/or any other applicable Seller Affiliate shall grant to Purchaser or its designee, a perpetual, paid-up, irrevocable, royalty-free, license, with the right to sublicense, for such Non-Consented Licensed IP Right (with respect to the Product Lines) on the terms provided in the cross-license agreement referenced in Section 4.6.3 b).

3.	Consideration

3.1	Shares and Warrants

The aggregate consideration (Consideration) for the Assets to be paid by Purchaser and/or its designees shall be comprised of the following:
a)	7,000,000 shares of TMI’s Common Stock (Consideration Shares);

b)	Warrants to acquire up to 3,000,000 shares of TMI’s Common Stock (Warrants), with such Warrants to be in substantially the form set forth in Schedule 3.1, which Warrants provide that Seller shall have the right to purchase up to 1,000,000 warrant shares on and after the second anniversary of the Closing at an exercise price of US$4.00 per share, an additional 1,000,000 warrant shares on and after the third anniversary of the Closing at an exercise price of US$4.25 per share and the remaining warrant shares on and after the fourth anniversary of the Closing at an exercise price of US$4.50 per share, with an expiration date of 5 (five) years after the Closing; and

c)	An amount of cash equal to one percent (1%) of the aggregate value allocated under Schedule 3.5 to the purchase of 100% of the issued shares of all of the Transferred Companies.

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3.2	Delivery of Consideration Shares and Warrants

Delivery of the Consideration Shares by Purchaser to Seller shall be made by the delivery by Purchaser to Seller of one or more certificates representing the Consideration Shares registered in the name of Seller, together with all required stock transfer stamps affixed, if any. Delivery of the Warrants by Purchaser to Seller shall be made by the delivery by Purchaser to Seller of one or more duly executed Warrants in the name of Seller.

3.3	Payment of Cash Consideration

The payment to be made pursuant to Section 3.1 c) shall be made by wire transfer in immediately available funds to be delivered to such account as Seller shall have designated to Purchaser in writing not less than 2 (two) Business Days prior to the Closing Date.

3.4	Delivery of Stockholders Agreement

Delivery of a Stockholders Agreement executed by TMI and the Seller governing Seller’s ownership of TMI’s Common Stock, in substantially the form set forth in Schedule 3.4 (Stockholders Agreement).

3.5	Allocation

The Consideration shall be allocated between Seller and the Asset Seller Companies, and the Consideration and Assumed Liabilities shall be allocated amongst the Sold Assets, the Transferred Companies, the Munich Site and the Assumed Contracts as set out in Schedule 3.5.

4.	Closing and Conditions Precedent

4.1	Closing

The completion of the sale and purchase of the Assets (Closing) shall take place within 10 (ten) Business Days after all conditions precedent set forth in Section 4.2 have been satisfied or waived by the Party whose performance is subject to such condition, in any event not later than May 31, 2009 (Long Stop Date), provided this period can be extended by agreement between the Parties which agreement shall not be unreasonably refused if the Closing is delayed as a consequence of any action or failure to act of any competent authority. The Closing shall start at 10:00 a.m. local time (the Closing Date) at the offices of Meyer Lustenberger, Zurich, Switzerland.

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4.2	Conditions Precedent to Closing

The respective obligations of the Parties hereto to effect the transactions contemplated under this Agreement shall be subject to the satisfaction or waiver by the Parties hereto, on or prior to the Closing, of the following conditions:
a)	Transfer Agreements. The Transfer Agreements shall have been duly executed and delivered by and to the Parties;

b)	Compliance with Nasdaq Requirements; Approval for Listing. TMI shall have complied with all Nasdaq requirements, if any, required in connection with the issuance of the Consideration Shares, the Warrants, and Common Stock issuable upon exercise of the Warrants, and the Consideration Shares and Common Stock issuable upon exercise of the Warrants shall have been approved for listing on Nasdaq.

c)	Merger Control Laws. All approvals under applicable merger control laws as set out in Schedule 4.2 c) shall have been obtained and any waiting period relating thereto shall have expired or been terminated by the competent authority;

d)	Governmental Permits, Authorization and Notices. Any and all governmental, regulatory or similar licenses, permits, concessions and authorizations or notices necessary to the consummation or the transactions contemplated by this Agreement and to the conduct of the Product Lines, as listed in Schedule 4.2 d) shall have been obtained or given, in particular all notices to employee representatives, unions, governmental agencies and corporate bodies shall have been made;

e)	No Governmental or Other Proceeding. No action, order, injunction or decree of any court, administrative body or arbitration tribunal shall be in effect on the Closing Date, which seeks to enjoin, restrain, prohibit or make illegal the consummation of any of the transactions contemplated under this Agreement or which could reasonably be expected to otherwise result in a Material Adverse Effect, and there shall not be pending or threatened on the Closing Date, any action or proceeding in, before or by any court, administrative body or arbitration tribunal which could reasonably be expected to result in the issuance of any such action, order, injunction or decree which could enjoin, restrain, prohibit or make illegal the consummation of any of the transactions contemplated under this Agreement or which could reasonably be expected to otherwise result in a Material Adverse Effect.

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f)	Representations and Warranties. Each of the representations and warranties of Seller, TMI and Purchaser set forth in this Agreement shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date.

g)	No Material Adverse Changes. There shall have been no Material Adverse Effect and no TMI/Purchaser MAC.

h)	Amendment to Rights Agreement. The Company shall have amended the Rights Agreement in substantially the form of Exhibit 3 to the Stockholders Agreement.
4.3	Reasonable Best Efforts to Close

The Parties shall use their respective reasonable best efforts to cause all necessary action to be taken in order to have all the conditions precedent to Closing to be fulfilled as promptly as practicable. The Parties shall inform each other forthwith upon becoming aware of any fact or matter which could reasonably be expected to constitute or lead to the non-fulfillment of any of the conditions set out in Section 4.2. The Parties shall discuss in good faith how best the Party whose performance hereunder is in question can resolve the issue.

4.4	Right to Terminate this Agreement

4.4.1	Should the conditions precedent to Closing set forth in Section 4.2 not be met by the Long Stop Date, or Seller fails to deliver or cause to be delivered to Purchaser the items in Section 4.6.1 and 4.6.2, each Party may terminate this Agreement unless such Party failed to use its reasonable best efforts to procure the satisfaction of any such condition;

4.4.2	If this Agreement is terminated pursuant to Section 4.4.1 or Section 2.7.5, such termination shall be without Liability of one Party to the other Party; provided that if such termination is made pursuant to Section 4.4.1 or Section 2.7.5 and results from the willful failure of a Party (i) to fulfill a condition to the performance of the obligations of the other Party or (ii) to perform a covenant of this Agreement, such Party shall, notwithstanding any other provision of this Agreement, be fully liable for any and all damages incurred or suffered by the other Party as a result of such failure or breach;

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4.4.3	If this Agreement is terminated, all provisions of this Agreement shall cease to be effective except for Section 2.7.5 c), Section 4.4.2, Section 11 (Confidentiality and Publicity), Section 13.1 (Expenses and Transfer Taxes), Section 14 (Notices), Section 18 (Governing Law) and Section 19 (Jurisdiction).

Except as stated in this Section 4.4, or as provided in Section 2.7.5, no Party has the right to terminate this Agreement.

4.5	Reserved

4.6	Closing Actions

At the Closing the following actions shall occur, which actions shall be deemed to occur simultaneously:

4.6.1	Closing Actions by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser, as a condition to Purchaser’s obligations to effect the transactions contemplated under this Agreement, each of the following:
a)	execution copy of the Transfer Agreements and the Stockholders Agreement;

b)	certificates representing the shares of Micronas Holland Holding B.V., Nijmegen, the Netherlands duly endorsed in blank or the equivalent under the local jurisdictions;

c)	copies of the certificates representing the shares of Micronas Holland B.V., Nijmegen, the Netherlands, and the share register of the latter, showing Micronas Holland Holding B.V., Nijmegen, the Netherlands as sole shareholder of the Micronas Holland B.V., Nijmegen, the Netherlands, or the equivalent under the local jurisdictions;

d)	resolution of the board of directors of Micronas Holland Holding B.V., Nijmegen, the Netherlands that (i) Purchaser or its designee has been approved as a shareholder, and (ii) Purchaser or its designee is registered as sole shareholder with voting rights in the share register of Micronas Holland Holding B.V., Nijmegen, the Netherlands;

e)	the share register of Micronas Holland Holding B.V., Nijmegen, the Netherlands with Purchaser or its designee being registered as sole shareholder of

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Micronas Holland Holding B.V., Nijmegen, the Netherlands, or the equivalent under the local jurisdiction;

f)	resignation letters of each of the board members representing Seller as set forth in Schedule 4.6.1 on the board of directors of the Transferred Companies, each such resignation to be effective as of the Closing Date and to include a statement of the resigning board members that he has no claims against the respective Transferred Company;

g)	a certificate executed by the Chief Executive Officer and/or Chief Financial Officer of Seller stating that the conditions specified in Section 4.2 (other than those in Section 4.2 b) or 4.2 h)) have been satisfied;

h)	confirmation of receipt of the Consideration;

i)	updated Schedule 4.8 (guarantees and similar undertakings);

j)	physical handover of all Equipment, Assets and Files; and

k)	further activities as determined by the Parties.
4.6.2	Closing Actions by Purchaser. At the Closing, TMI and Purchaser shall deliver or cause to be delivered to Seller, as a condition to Seller’s obligations to effect the transactions contemplated under this Agreement, each of the following:
a)	execution copy of the Transfer Agreements and the Stockholders Agreement;

b)	the Consideration;

c)	a certificate executed by the Chief Executive Officer and/or Chief Financial Officer of TMI stating that the conditions specified in Section 4.2 (other than those in Section 4.2 d) or 4.2 e)) have been satisfied;

d)	a certificate executed by the President and/or a Director of Purchaser stating that the conditions specified in Section 4.2 (other than those in Section 4.2 d) or 4.2 e)) have been satisfied;

e)	an opinion from DLA Piper, counsel to Purchaser and TMI, dated as of the Closing, in the form attached hereto in Schedule 4.6.2;

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f)	copies of resolutions of the Board of Directors of TMI approving the issuance of the Consideration Shares, the Warrants and the Common Stock issuable upon exercise of the Warrants;

g)	a copy of the notice filed by TMI to list on Nasdaq the Consideration Shares and the Common Stock issuable upon exercise of the Warrants; and

h)	further activities as determined by the Parties.
4.6.3	Closing Actions by Seller and Purchaser. At the Closing, the Parties shall execute, and shall cause their respective Affiliate to execute, as a condition to Purchaser’s and Seller’s obligations to effect the transactions contemplated under this Agreement, each of the following agreements:
a)	Munich Site lease agreement. Either a sublease agreement regarding the Munich Site shall be entered into by Micronas GmbH and Purchaser or its designee substantially in the form as set out in Schedule 4.6.3 a) or, if possible, Purchaser or its designee shall enter into a direct lease agreement regarding the Munich Site with the present lessor;

b)	Cross-license agreement. A cross license agreement shall be entered into between Seller in its own name and on behalf of its Affiliates concerned and Purchaser in its own name and on behalf of its Affiliates concerned substantially in the form as set out in Schedule 4.6.3 b).

c)	Closing memorandum. A closing memorandum as established by Seller and delivered to Purchaser no later than 10 (ten) Business Days prior to the Closing Date shall be executed by the Parties, which describes the closing actions pursuant to Section 4.6 and which shall serve to the Parties as evidence for the closing of the transactions contemplated under this Agreement (Closing Memorandum).

d)	Further Agreements. The Warrants and the Stockholders Agreement shall all have been duly executed and delivered by and to the Parties.
4.7	Intercompany Financial Relationships

The balance of all receivables and payables outstanding between the Transferred Companies and Seller or its Affiliates (other than the Transferred Companies) shall be repaid by the respective Party according to their normal terms.

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4.8	Guarantees

Seller and all its Affiliates (other than the Transferred Companies), as the case may be, shall on or before Closing have been released from all guarantees and other similar undertakings outstanding on the Closing Date in favor of the Transferred Companies, or been granted satisfactory indemnification covering any such guarantees and undertakings on terms and conditions acceptable to Seller. The relevant guarantees and other similar undertakings as of the date hereof are listed in Schedule 4.8. Five (5) Business days prior to the Closing, Seller shall deliver to Purchaser an updated Schedule 4.8 of the guarantees and similar undertakings. To the extent the aforementioned release of guarantees cannot be effected by Closing, Purchaser shall cause the relevant Transferred Companies or Affiliates of Purchaser to effect such release within 30 (thirty) Business Days after the Closing Date. If such release has not been obtained within 30 (thirty) Business Days after the Closing Date, Seller may request and Purchaser shall within 10 (ten) Business Days following receipt of such request provide an indemnity to Seller and its Affiliates with respect to the unreleased guarantee.

5.	Representations and Warranties of Seller

Seller hereby makes the following representations and warranties (the Warranties) as at the date hereof and as of Closing.

5.1	Ownership of Shares and Corporate Existence

5.1.1	Seller is directly or indirectly the legal and beneficial owner of the Assets;

5.1.2	Each of Seller, the Transferred Companies and the Asset Seller Companies is a corporation duly incorporated, validly existing and in good standing under the respective laws of its jurisdiction and has full corporate powers and authority and all governmental licenses, authorizations, consents and approvals required to carry out the Product Lines as now conducted and to own, lease and operate the Assets. Seller, the Transferred Companies and the Asset Seller Companies are qualified to do business in every jurisdiction in which the nature of their business or their ownership of property requires it to be qualified and in which the failure to be so qualified would have a Material Adverse Effect. All corporate acts and other proceedings required to be taken by or on the part of Seller, the Transferred Companies and the Asset Seller Companies to authorize Seller to execute, deliver and perform this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, have been duly and properly taken, and no further action on the part of Seller, the Transferred Companies and the Asset Seller Companies or their stockholders is

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necessary. This Agreement has been duly executed and delivered by Seller and constitutes legal, valid and binding obligations of Seller enforceable in accordance with its terms, except as such enforceability may be subject to or limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity.

5.1.3	Seller has delivered to Purchaser accurate, correct and complete copies of (a) all formation documents of the Transferred Companies, including all amendments thereto, in each case as presently in effect; (b) the ownership interest ledgers of the Transferred Companies and copies of any certificated ownership interests issued by the Transferred Companies (to the extent available); (c) all minutes and other records of all meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the owners of the Transferred Companies; and (d) all books of account and other financial records of the Transferred Companies.

5.1.4	All outstanding shares of each of the Transferred Companies have been duly authorized and validly issued and are fully paid and are owned as set forth in Schedule 5.1. There are no outstanding obligations of any or with respect to any of the Transferred Companies actual or contingent, to issue or pay in or deliver or to repurchase, redeem or otherwise acquire securities of any of the Transferred Companies. Seller, directly or indirectly, owns of record and beneficially has valid title to one hundred percent (100%) of the outstanding equity interests of the Transferred Companies, and such ownership is free and clear of all encumbrances. Except as set forth in Schedule 5.1.4, there are no outstanding subscriptions, options, warrants, rights (including “phantom stock rights”), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any equity or ownership or proprietary interest of the Transferred Companies, or which grants any person other than Seller and the Asset Seller Companies the right to share in the earnings of the Transferred Companies.

5.2	No Conflicts

The execution and delivery by Seller of this Agreement and such other instruments, agreements and transactions as may be contemplated hereunder, and the consummation by Seller of the transactions contemplated hereby and thereunder will not (i) violate any law, statute, rule or regulation or judgment, order, writ, injunction or de-

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cree of any governmental entity applicable to Seller, or (ii) materially conflict with, result in any material breach of, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under the certificate of incorporation or bylaws of Seller, the Transferred Companies and the Asset Seller Companies, or any agreement to which Seller, the Transferred Companies and the Asset Seller Companies are party, (iii) materially interfere with Seller’s performance of its obligations hereunder, or (iv) result in the creation or imposition of any lien or encumbrance on Seller or the Assets, and to Seller’s Knowledge, there are currently no proceedings pending before any governmental entity that could reasonably be expected to result in the issuance of any judgment, order, writ, injunction or decree materially adverse to the Assets or the Product Lines.

5.3	Consents and Approvals

Except for the consents referred to in Section 4.2 c) and 4.2 d), and except for the consents from third parties required under any Assumed Contracts, no notice to, declaration, filing or registration with, or authorization, consent or approval of, or permit from, any governmental entity, or any other person or entity, is required to be made or obtained by Seller, the Transferred Companies and the Asset Seller Companies in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except with respect to any declarations, filings, registrations, authorizations, consents, approvals or permits which if not obtained or made have not had and would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect or materially interfere with Seller’s performance of its obligations hereunder.

5.4	Subsidiaries

Except as set forth in Schedule 5.4, the Transferred Companies do not have any subsidiaries or any ownership or equity interest in or control of (direct or indirect) any other Person and none of the Transferred Companies is negotiating the acquisition of any subsidiary or equity interest in any subsidiary.

5.5	The Annual Accounts

5.5.1	The Annual Accounts are correct and complete in all material respects and present a true and fair view of the financial position (assets, Liabilities and equity) and the results of operations (earnings) for the respective period of the Transferred Companies. The Annual Accounts have been prepared in accordance with Seller Account-

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ing Principles and on a consistent basis compared to prior years applying a going concern principle.

5.5.2	All Liabilities, whether actual or contingent, and all collaterals of the Transferred Companies required to be reflected in the Annual Accounts by applicable laws and regulations have been so reflected. The books of the accounts and all supporting books and records of each Transferred Company as required under applicable law have been properly kept and are up-to-date and are available for the periods required under applicable laws or any shorter period of existence of the respective Transferred Company.

5.5.3	Each of the Transferred Company is the sole owner of all assets reflected in the Annual Accounts and each of these assets is free and clear of any liens, charges, encumbrances and restrictions, except as reflected in the Annual Accounts or in the Ordinary Course of Business (e.g. usual retention right of suppliers).

5.5.4	Schedule 5.5 contains a list of all loans outstanding between the Transferred Companies and Seller or its Affiliates (other than the Transferred Companies).

5.6	Sold Assets

5.6.1	Except as set forth in Schedule 5.6, Seller or the Asset Seller Companies beneficially owns all of the right, title or other interests to be transferred to Purchaser hereunder with respect to all the Sold Assets, and none of the Sold Assets is leased, rented, licensed, or otherwise not owned by Seller or the Asset Seller Companies, and all the Sold Assets are free and clear of any and all liens, charges, encumbrances and restrictions.

5.6.2	All Sold Assets are in customary repair, order and condition, reasonable wear and tear excepted, and enable Purchaser to conduct in all material respects the Product Lines as currently conducted by Seller or the Asset Seller Companies.

5.7	Material Contracts
a)	Except for those set forth in Schedule 4.8, Seller and all its Affiliates are not obligated under any guarantees or similar undertakings in favor of the Transferred Companies or the Asset Seller Companies with respect to the Product Lines and the Assets.

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b)	Seller has delivered to Purchaser accurate, correct and complete copies of all material contracts, commitments, loans, leases, orders, proposals or understandings related to the Product Lines and the Assets, including all amendments, supplements, modifications and waivers thereof (the Material Contracts). All the Material Contracts are in full force and effect and are valid, binding and enforceable in accordance with their terms by and against Seller, the Transferred Companies and the Asset Seller Companies, as applicable, except as such enforceability may be subject to or limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally; and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity; provided that there may be Material Contracts that have expired by their terms, but contain surviving rights or Liabilities that will be assumed by the Purchaser. Except as set forth in Schedule 5.7, neither Seller nor, to the knowledge of Seller, any other party to such Material Contract is, or has received notice that it is, in violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Material Contract) in any material respect. To the Seller’s Knowledge, no other party of a Material Contract intends to terminate such Material Contract.
5.8	Intellectual Property.

5.8.1	The Transferred IP is in full force and effect and, as far as registration is possible, duly registered and all renewal fees have been fully paid when due in as far as registration is a prerequisite for protection. All rights to Transferred IP are free and clear of any liens, encumbrances or other third party rights other than non—exclusive licenses or rights of use. No exclusive licenses have been granted for the use of any of the Transferred IP.

5.8.2	To Seller’s Knowledge, all license fees due from Seller or its Affiliates related to Licensed IP Rights have been fully paid when due.

5.8.3	None of the Transferred IP and, to Seller’s Knowledge, the Licensed IP Rights have been unlawfully obtained by Seller, the Transferred Companies or the Asset Seller Companies. Seller, the Transferred Companies and the Asset Seller Companies have not disclosed and will not disclose the Transferred IP to any third party, except

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in the Ordinary Course of Business and on the basis of state-of-the-art non-disclosure agreements.

5.8.4	Except as disclosed in Schedule 5.8.4, neither the Seller nor the Transferred Companies nor the Asset Seller Companies have received any notice in the last two years prior to the Signing Date from any third party claiming that a product sold and being part of the Product Lines infringes the Intellectual Property of any third party.

5.8.5	Except as disclosed in Schedule 5.8, (i) the Transferred IP is not subject to any pending or, to Seller’s Knowledge, threatened proceedings for opposition or cancellation, revocation and/or invalidity or any legal proceedings otherwise challenging the use of such Intellectual Property for the Product Lines, and (ii) there are no contractual restrictions materially affecting the use of the Transferred IP or, to Seller’s Knowledge, the Licensed IP Rights for the Product Lines.

5.8.6	The Transferred IP does not contain, and neither Seller nor its Affiliates have ever incorporated into any Transferred IP, any “freeware,” “shareware” or other software obtained pursuant to any open source, community source, copy left or similar publicly available source code license (Open Source Software).

5.9	Reserved

5.10	Absence of Certain Changes

Since 1 January 2009 and until the Signing Date, except as reflected in Schedule 5.10:
a)	The Product Lines have been conducted in the Ordinary Course of Business;

b)	Neither the Seller nor its Affiliates’ have disposed of any of their material assets related to the Product Lines, except for the sale of goods and services in the Ordinary Course of Business, nor have Seller or its Affiliates’ effected any distribution of their assets related to the Product Lines or made any loans among Seller and/or its Affiliates as related to or effecting the Product Lines outside the Ordinary Course of Business;

c)	Neither the Seller nor its Affiliates have materially changed their terms of employment as related to the Product Lines and have not adopted or en-

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tered into any additional collective bargaining agreement as related to the Product Lines;

d)	The Transferred Companies have not amended their articles of association or other equivalent organizational document or allowed any other Transferred Company to merge or consolidate, or obligate itself to do so, with or into any other entity;

e)	Neither the Seller nor its Affiliates have acquired (including, without limitation, by merger, consolidation or acquisition of shares or assets) any corporation, partnership limited liability company, other business organization or any division thereof, as related to the Product Lines;

f)	Neither the Seller nor the Asset Seller Companies or Transferred Companies have allowed any of their shares or assets (whether tangible or intangible) to be subjected to any encumbrance except for encumbrances on assets occurred by operation of law or in the Ordinary Course of Business;

g)	As related to the Product Lines, neither the Seller nor its Affiliates have made any capital expenditure or commitment for any capital expenditure except as in the Ordinary Course of Business;

h)	As related to the Product Lines, neither the Seller nor its Affiliates have amended, terminated, cancelled or compromised any material claim of them or waived any other rights or substantial value to them, individually in excess of the equivalent of CHF 250’000;

i)	As related to the Product Lines, neither the Seller nor its Affiliates have incurred any additional Liability (actual or contingent, including performance bonds, contingent Liability from guarantees or warranties, security or any similar agreement or foreign exchange transactions) other than in the Ordinary Course of Business;

j)	As related to the Product Lines, neither the Seller nor its Affiliates have hired new employees, except as replacement hires or in the Ordinary Course of Business;

k)	The Transferred Companies have not issued or committed to issue any shares of capital stock or obligations or securities convertible into or exchangeable for shares of capital stock or similar rights or participations.

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5.11	Environmental Compliance, Public Health and Workplace Safety

5.11.1	Except as disclosed in Schedule 5.11.1 the Seller, the Asset Seller Companies and/or the Transferred Companies comply and have complied with all relevant environmental laws and regulations related to the Product Lines, including those regarding the protection of the soil, the air and the groundwater, and the relevant public health and workplace safety laws. The Product Lines have all permits and authorizations necessary for the conduct of business as currently conducted.

5.11.2	No proceedings have been filed, are outstanding or, to Seller’s Knowledge, threatened, against the Product Lines, the Seller, the Asset Seller Companies and/or the Transferred Companies in respect of a breach of any legislation concerning the environment, public health and workplace safety and there exist no facts or events which could lead to such proceedings. Except as disclosed in Schedule 5.11.2, there are no contaminated sites in or used by the Product Lines.

5.12	Compliance with Laws

The utilization of the Assets and the conduct of the Product Lines by Seller, the Transferred Companies and the Asset Seller Companies and their respective agents and employees do not violate any applicable law, governmental specification, authorization or requirement or any decree, judgment, order or similar restriction binding on the Seller, the Transferred Companies or any of the Asset Seller Companies in any material respect. Seller, the Transferred Companies and the Asset Seller Companies have not received any notice of any governmental entity investigation, claim or proceeding concerning compliance matters relating to the Product Lines, or the business practices of Seller, the Transferred Companies or any of the Asset Seller Companies or any of their respective agents or employees.

5.13	Permits and Authorizations

Seller, the Transferred Companies and the Asset Seller Companies have all the permits and authorizations which are necessary to operate the Product Lines as presently conducted. Each such permit and authorization is valid and in full force and effect. Seller, the Transferred Companies and the Asset Seller Companies comply with all requirements necessary for the continuance of these permits and authorizations, and there is no pending or, to Seller’s Knowledge, threatened, proceeding which would result in the suspension, termination, revocation, cancellation, limitation or impairment of any such permit or authorization. The Seller, the Transferred Companies or the Asset Seller Companies have, to Seller’s Knowledge, not violated any

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permits or authorizations, and no fines or penalties are due and payable in respect of any permits or authorizations, or any violation thereof.

5.14	Personnel

5.14.1	The Seller and its Affiliates have timely paid or duly reserved for all pension premiums, contributions, security charges or other payments relating to the safety, health, maternity, old age or other benefits of the employees related to, or working for or in, the Product Lines, the Asset Seller Companies and/or the Transferred Companies, or their kin or dependents, which it is required to pay under any law, regulation or agreement.

5.14.2	Except as disclosed in Schedule 5.14.2, there are no employment contracts or agreements (i) which provide for a per annum remuneration in excess of CHF 250’000, (ii) which have a notice period in excess of six months, or (iii) provide for contractual severance payments or retention bonus upon or after Closing in excess of CHF 100’000 other than those covered by pension plans or specific reserves in the Annual Account.

5.14.3	Unless stated in Schedule 5.14.3 neither the Seller nor its Affiliates are engaged or involved in any dispute with its employees or any trade union or other organization formed for a similar purpose related to the Product Lines, the Asset Seller Companies and/or the Transferred Companies, nor is the Seller or its Affiliates facing labor troubles, whether directly or indirectly involving the Product Lines on a collective basis. To Seller’s Knowledge, no event has occurred which could or might give rise to any such collective labor dispute or trouble.

5.14.4	Neither the Seller nor its Affiliates have made any written or oral promises or commitments to any employee of Seller or an Affiliate of Seller concerning or relating to such employee’s employment (whether current or future) by the Purchaser or the Purchaser’s Affiliates.

5.14.5	The pension schemes and their funding comply with applicable law and they were operated according to the law and the relevant regulations and charters.

5.15	Litigation

Neither the Product Lines nor the Assets are subject to any judgment, order, writ, injunction or decree of any court, arbitrator or administrative or governmental entity limiting, restricting or affecting the Assets or the Product Lines in any material as-

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pect. Except for the proceedings listed in Schedule 5.15, there are no proceedings, suits, legal inquiries or claims pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates or any of their respective agents or employees with respect to the Assets, the Product Lines or transactions contemplated in this Agreement.

5.16	Insurance

During the operation of the Product Lines, the Product Lines and the Assets are and have been adequately insured against risks normally insured against and the insurance premiums have been duly paid. All such insurance contracts are valid and in force and all premiums have been paid or provisioned. No insurance claims in excess of CHF 100,000 have been made in the last 3 (three) years before Closing.

5.17	Tax and Social Security Matters

The Transferred Companies and the Asset Seller Companies (in respect of the Product Lines) have timely filed or been included in, or will timely file or be included in, all Tax Returns and social security returns required to be filed by it or in which it is to be included with respect to Taxes and social security for any period ending on or before the Closing Date, taking into account any extension of time to file granted to, or obtained on behalf of, any Transferred Company or Asset Seller Company, and the information set out thereon is complete and correct in all material respects and is in accordance with applicable law; all Taxes and social security contribution payable by or on the Closing Date with respect to such Tax Returns or pursuant to any assessment have been or will be paid or adequately provided for in the Annual Accounts. There is no further Liability for any such Taxes and social security contributions arising out of or in connection with events or periods prior to Closing and no interest, fines or penalties accrued or accruing with respect thereto. The Annual Accounts contain appropriate provisions for all Taxes due and relevant to any period until their date. There is no action or audit currently proposed, pending or, to Seller’s Knowledge, threatened against, or with respect to, the Transferred Companies relating to Taxes. As of the Closing Date, none of the Assets and none of the Transferred Companies shall be bound by any Tax sharing agreements, Tax indemnity agreements, Tax allocation agreement or similar arrangements. None of the Transferred Companies has any Liability for Taxes of any other Person.

5.18	Proxies

Except as disclosed in Schedule 5.18, there are no proxies or powers of attorney outstanding, which are not limited in time or which are not related to a specific project

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or contract or which are not registered in a public register, which would enable any person to act in a binding manner on behalf of the Transferred Companies.

5.19	Full Disclosure

To Seller’s Knowledge, (i) the representations or warranties contained in this Section 5, including related Schedules, are true and correct in all material respects; and (ii) none of the representations or warranties contained in this Section 5, including related Schedules, omits any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein (in light of the circumstances under which they were made) not misleading; provided, however, that nothing in this Section 5.18 shall operate to modify, amend or supersede any of the representations and/or warranties of Seller set forth in Section 5.1 through 5.17.

5.20	No Other Warranties

It is specifically stated and agreed that Seller has not made, and Purchaser has not relied on, any other expressed or implied warranties or representations regarding the shares of the Transferred Companies, the Product Lines, assets or Liabilities thereof, Assets and Assumed Liabilities other than those contained in this Section 5. Seller makes no representation as to the prospects or future profitability of the Product Lines, in whole or in part.

6.	Representations and Warranties of TMI and Purchaser

TMI and Purchaser hereby jointly and severally represent and warrant to Seller as at the date hereof and as of Closing that, except as otherwise disclosed or incorporated by reference in TMI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 or its other reports and forms filed with or furnished to the Securities and Exchange Commission (the Commission) under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) after such date and before the date of this Agreement (all such reports collectively, the SEC Reports):

6.1	Organization, Good Standing and Qualification

Each of TMI and Purchaser is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has all requisite corporate power and authority to own its properties and conduct its business as presently conducted; and is duly qualified to do business and in good standing as a foreign corporation or other entity in each state in the United States of America where its business requires such qualification, except where failure to qualify would not reasonably be expected to have a TMI/Purchaser MAC. True and accurate copies of TMI’s Re-

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stated Articles of Incorporation and Bylaws, each as amended and in effect as of the date hereof, have been made available to Seller.

6.2	SEC Reports

6.2.1	Since June 30, 2008, TMI has filed all documents required to be filed with the Commission pursuant to Sections 13(a), 14(a) or 15(d) of the Exchange Act, except where the failure to so file would not reasonably be expected to have a TMI/Purchaser MAC.

6.2.2	The SEC Reports, when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, in each case as in effect at such time, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in the light of the circumstances in which they were made, not misleading.

6.2.3	TMI (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are reasonably designed to ensure that material information relating to TMI, including its consolidated Subsidiaries, is made known to the individuals responsible for the preparation of TMI’s filings with the Commission and other public disclosure documents, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to TMI’s outside auditors and the audit committee of TMI’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect TMI’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in TMI’s internal controls over financial reporting.

6.3	Financial Statements

6.3.1	The financial statements of TMI and its Subsidiaries on a consolidated basis for each of the periods included or incorporated by reference in the SEC Reports fairly present in all material respects, in accordance with U.S. GAAP, except as may be otherwise specified in such financial statements or the notes thereto, the financial condition and the results of operations of TMI and its Subsidiaries as of the dates and for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end adjustments and except that unaudited financial statements may not contain all footnotes required by U. S. GAAP).

6.3.2	TMI and its Subsidiaries do not have any liabilities or obligations that would be required under U.S. GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of TMI (accrued, absolute, contingent or otherwise), other than liabilities or obligations (i) reflected on, reserved against, or disclosed in

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the notes to, TMI’s consolidated balance sheet included in TMI’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008, (ii) liabilities not required to be reflected in TMI’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) that were incurred in the ordinary course of business and would not, individually or in the aggregate, reasonably be expected to have a TMI/Purchaser MAC, or (iv) that were not incurred in the ordinary course of business and do not exceed $200,000 in the aggregate, other than liabilities or obligations incurred in connection with or related to the negotiation of the transactions contemplated by this Agreement.

6.4	No TMI/Purchaser MAC

Since February 6, 2009, and except as described in the SEC Reports, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a TMI/Purchaser MAC.

6.5	Authorization; Enforceable Agreement

6.5.1	All corporate action on the part of TMI and Purchaser and their respective officers, directors, and shareholders necessary for the authorization, execution, and delivery of this Agreement, the Warrants, the Stockholders Agreement, the performance of all obligations of TMI and Purchaser hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale, and delivery of the Consideration Shares being sold hereunder (and the Common Stock issuable upon exercise of the Warrants) has been taken, and this Agreement, the Warrants and the Stockholders Agreement, when executed and delivered, assuming due authorization, execution and delivery by Seller, constitute and will constitute valid and legally binding obligations of TMI and Purchaser, as applicable, enforceable in accordance with their respective terms, subject to: (i) laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights generally; and (iii) limitations on the enforceability of indemnification provisions contained in the Stockholders Agreement (the Enforceability Exceptions). The sale of the Consideration Shares is not, and the issuance of any shares upon exercise of the Warrants will not be, subject to any preemptive rights or rights of first offer.

6.5.2	On or prior to the date hereof, the board of directors of TMI has duly adopted resolutions (i) evidencing its determination that as of the date hereof this Agreement and the transactions contemplated hereby are fair to and in the best interests of TMI and its shareholders, (ii) approving this Agreement, the Warrants and the Stockholders Agreement and the transactions contemplated hereby and thereby, and as of the date hereof, such resolutions have not been rescinded, modified or withdrawn in any way. True and complete copies of the resolutions of the board of directors reflecting such actions have been previously provided to Seller. No provision of the Certificate of Incorporation or the Bylaws of TMI would, directly or indirectly, restrict or impair the ability of Seller to vote, or otherwise to exercise the rights of a shareholder with

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respect to, the Consideration Shares (or any Common Stock issued upon exercise of the Warrants).

6.6	Valid Issuance of Consideration Shares and Warrants

The Consideration Shares and the Warrants being purchased by Seller hereunder, when issued, sold, and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions under this Agreement, the Stockholders Agreement and under applicable state and federal securities laws. The Common Stock issuable upon exercise of the Warrants have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Warrants and after payment of the exercise price therefore, will be duly and validly issued, fully paid, and nonassessable and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and the Stockholders Agreement and under applicable state and federal securities laws.

6.7	Capitalization

The authorized capital stock of TMI consists of 95,000,000 shares of Common Stock, par value $.001 per share (Common Stock), of which 62,886,977 were issued and outstanding as of January 31, 2009, and 500,000 shares of Preferred Stock (Preferred Stock), par value $0.001, none of which are issued and outstanding. Pursuant to the terms of the Amended and Restated Rights Agreement between TMI and Mellon Investor Services LLC as rights agent, dated as of July 23, 2008 (the Rights Agreement), TMI has authorized and declared a dividend of one preferred share purchase right (Right) for each outstanding share of the Company’s common stock. Each Right becomes exercisable to purchase one-hundredth of a share of Series A Preferred Stock of Trident at an exercise price of $38, subject to adjustment, on the earlier of: (i) the tenth day after the date of public announcement by the Company or by any person or group (an Acquiring Person) that such person or group has acquired beneficial ownership of 15% or more of the Company’s outstanding Common Stock, or (ii) the tenth business day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence, by any person or group of a tender or exchange offer which would result in such person owning 15% or more of the outstanding Common Stock of the Company. As of the close of business on December 31, 2008, TMI has reserved an aggregate of 11,548,271 shares of Common Stock for issuance to employees and consultants pursuant to TMI’s equity incentive and stock option plans, under which (i) options to purchase 7,038,000 shares are presently outstanding and (ii) 3,373,000 shares remain available for future grant. All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. TMI will reserve that number of shares of Common Stock sufficient for issuance upon exercise of the Warrants. Other than as provided in this Agreement and the Stockholders Agreement, there are no other outstanding rights, options, warrants, preemptive rights, rights of first offer, or similar rights for the purchase or acquisition from TMI of any securities of TMI, nor are there any commitments to issue or execute any such rights, options, warrants, preemptive

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rights or rights of first offer. Except as otherwise provided in the Rights Agreement, there are no outstanding rights or obligations of TMI to repurchase or redeem any of its securities, other than the right to withhold shares to satisfy tax liabilities upon vesting of certain employee restricted stock grants. The respective rights, preferences, privileges, and restrictions of the Preferred Stock and the Common Stock are as stated in the Statement of Designations and TMI’s Certificate of Incorporation. All outstanding securities have been issued in compliance with applicable state and federal securities laws.

6.8	Compliance with Other Instruments

TMI is not in violation or default of any provision of its Certificate of Incorporation or Bylaws, each as amended and in effect as of the Closing. The execution, delivery, and performance of and compliance with this Agreement, the Warrants and the Stockholders Agreement and the issuance and sale of the Consideration Shares (and the Common Stock issuable upon exercise of the Warrants) will not (x) result in any default or violation of TMI’s Certificate of Incorporation or Bylaws, subject to the actions to be taken prior to the Closing by the Board of Directors of TMI with respect to the Rights Agreement, as set forth in Section 2.2 of the Stockholders Agreement, (y) result in any default or violation of any material provision of any agreement relating to TMI’s or its Subsidiaries’ material indebtedness or under any material provision of any mortgage, deed of trust, security agreement or lease to which they are a party or in any default or violation of any material judgment, order or decree of any governmental authority, or (z) be in conflict with or constitute, with or without the passage of time or giving of notice, a default under any such material provision, require any consent or waiver under any such provision, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of TMI or its Subsidiaries pursuant to any such provision, or the suspension, revocation, impairment or forfeiture of any material permit, license, authorization, or approval applicable to TMI or its Subsidiaries, their business or operations, or any of their assets or properties pursuant to any such provision, that could reasonably be expected to have a TMI/Purchaser MAC. As a result of the actions to be taken prior to the Closing by the Board of Directors of TMI with respect to the Rights Agreement, as set forth in Section 2.2 of the Stockholders Agreement, the Rights (as defined in the Rights Agreement) will not become exercisable.

6.9	Registration Rights; Voting Rights

Except for the obligations and agreements of TMI and Seller set forth in the Stockholders Agreement:

6.9.1	As of the Signing Date, TMI has no remaining obligations under any registration rights previously granted to any Person. TMI has outstanding one registration statement, filed on July 15, 2005 with the SEC (file no. 333-126625), relating to the public offering, which is not being underwritten, of shares of Common Stock issued to selling stockholders identified therein in connection with TMI’s acquisition of the minority interest in Trident Technologies, Inc. in March 2005 (the Prior Resale Registration Statement). The Prior Resale Registration Statement registered the re-

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sale, from time to time, of up to 1,856,089 shares of TMI’s Common Stock for the account of the selling shareholders identified therein.

6.9.2	To TMI’s Knowledge, other than as may have been publicly disclosed by any shareholder prior to the date hereof, no shareholder of TMI has entered into any agreement with respect to the voting of equity securities of TMI.

6.10	Compliance with Laws

Except as may be disclosed in its SEC Reports, neither TMI nor any of its Subsidiaries is in material violation of any applicable federal, state, local, foreign or other law, statute, regulation, rule, ordinance, code, convention, directive, order, judgment or other legal requirement (collectively, Laws) of any governmental authority, except where such violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of TMI and its Subsidiaries, taken as a whole, to conduct their businesses in the ordinary course of business consistent with past practices. Except as may be disclosed in its SEC Reports, to the Knowledge of TMI, neither TMI nor any of its Subsidiaries is being investigated with respect to, or been overtly threatened to be charged with or given notice of any violation of, any applicable Law, except for such of the foregoing as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of TMI and its Subsidiaries, taken as a whole, to conduct their businesses in the ordinary course of business consistent with past practices.

6.11	Litigation

Except as disclosed in the SEC Reports, there is no action, suit, proceeding or investigation pending or, to the Knowledge of TMI, overtly threatened against, nor any outstanding judgment, order or decree against, TMI or any of its Subsidiaries before or by any governmental authority or arbitral body which in the aggregate have, or if adversely determined, would reasonably be expected to have, a TMI/Purchaser MAC. Neither TMI nor any of its Subsidiaries is in default with respect to any judgment, order or decree of any governmental authority in a materially adverse manner. TMI is not a party or subject to, and none of its assets is bound by, the provisions of any material order, writ, injunction, judgment, or decree of any court or government agency or instrumentality.

6.12	Taxes

Each of TMI and its Subsidiaries has filed all tax returns required to have been filed and paid all taxes shown thereon to be due, except those for which extensions have been obtained and except for those which are being contested in good faith and by appropriate proceedings and in respect of which adequate reserves with respect thereto are maintained in accordance with U.S. GAAP.

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6.13	Environmental Matters

No activity of TMI or any of its Subsidiaries requires any environmental permit which has not been obtained and which is not now in full force and effect, except to the extent failure to have any such environmental permit would not reasonably be expected to have a TMI/Purchaser MAC. To TMI’s Knowledge, TMI and its Subsidiaries are and have been in compliance with all applicable requirements of environmental law and environmental permits including applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable requirement of environmental law or environmental permit, except where failure to be in such compliance would not reasonably be expected to have a TMI/Purchaser MAC. To TMI’s Knowledge, TMI and its Subsidiaries (i) including with respect to their property are not subject to any (A) environmental claims or (B) environmental liabilities, in either case arising from or based upon any act, omission, event, condition or circumstance occurring or existing on or prior to the date hereof which would reasonably be expected to have a TMI/Purchaser MAC, and (ii) have not received individually or collectively any written notice of any violation or alleged violation of any requirements of environmental law or environmental permit or any environmental claim in connection with their respective property which would reasonably be expected to have a TMI/Purchaser MAC.

6.14	Purchaser Due Diligence

In addition, Purchaser hereby represents, warrants and assures that it has conducted due diligence of the Product Lines and has been furnished by the Company, or its agents or representatives, with the Disclosure Material. Nothing in this Section 6.14 shall limit or impair any representation or warranty of Seller made in Section 5 (as modified and/or supplemented by the Schedules thereto) and/or certificates furnished by Seller pursuant to this Agreement, or the ability of Purchaser to rely thereon.

7.	Breach of Warranties

7.1	Indemnification by Seller

7.1.1	If Seller is in breach of any Warranty under this Agreement, Purchaser shall be entitled to damages in an amount that puts Purchaser or the Product Lines in the same position as it would have been had the Warranty been correct. This also includes any indirect damages such as additional future Taxes due to misrepresented tax losses carried forward. In addition, Seller shall indemnify and hold harmless Purchaser and its Affiliates (including the Transferred Subsidiaries), and any of their respective directors, officers, employees, controlling persons, agents and representatives from and against any Liabilities (a) to the extent such Liabilities arise out of or relate to the Excluded Liabilities; (b) arising from Seller’s or Seller’s Affiliates’ breach any Warranty under this Agreement; (c) arising from the conduct of the Product Lines or the Assets on or prior to the Closing.

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7.1.2	Seller shall, at its option, satisfy its indemnification obligations pursuant to this Section 7.1 by (a) delivery to Purchaser a sufficient number of Consideration Shares or other shares of Common Stock of TMI (such shares to be delivered, Payment Shares) having a value equal to the amount of such indemnification obligations, with the value of such Payment Shares calculated in accordance with Section 7.1.3, and/or (b) payment of such obligations in readily available funds in U.S. dollars. Should Seller no longer be the holder of any Consideration Shares or other shares of Common Stock of TMI, Seller’s obligations hereunder shall not cease, and Seller shall remain obligated to satisfy its indemnification obligations by payment of readily available funds in U.S. dollars.

7.1.3	The value of the Payment Shares shall be determined based on the VWAP of TMI’s Common Stock for the ten trading days ending on and including the date (Calculation Date) that is two days before the date Seller is obligated to satisfy its indemnification obligations under this Section 7.1; provided, however, that should the Calculation Date be a Saturday or a Sunday or another day on which banking institutions in The City of New York, State of New York, USA, are required or authorized to close, the value determination shall be determined based on the VWAP for the ten trading days ending on the day immediately prior to such Saturday, Sunday or other day on which banking institutions in The City of New York, State of New York, USA are required or authorized to close.

7.2	Limitation of Liability

7.2.1	Seller’s Liability under Section 7.1 of this Agreement is further limited as follows:
a)	If a damage is a tax deductible item, and may in effect be deducted from actual then-current taxable income, the claim that Purchaser may make shall be reduced by the damage multiplied by the applicable corporate income tax rate for all jurisdictions in which such deductions may be claimed.

b)	No claim may be made if the claim is based on facts or circumstances which are contained in the Schedules to this Agreement.

c)	No Liability shall arise in respect of any breach of Seller’s Warranties:
(i)	if and to the extent that any claim occurs as a result of any legislation not in force at the date hereof, or which takes effect retroactively, or occurs as a result of (a) any increase in the rate of

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Tax in force at the date hereof or (b) any change in the generally applicable practice of the relevant tax authorities;

(ii)	if such Liability would not have arisen but for an act, omission or transaction carried out by Purchaser, or persons deriving title from Purchaser after Closing; nor

(iii)	if the breach has been cured between Signing and Closing.
d)	In the event it is found that there is a breach of Warranties for which Seller is liable, as set out above, Purchaser shall be entitled, by way of remedy, to damages as set out in Section 7.1, and as otherwise provided in this Agreement. These remedies shall be exclusive and it is specifically agreed that other remedies, including (but not limited to) the right to rescind this Agreement, shall not be available to Purchaser.

e)	Purchaser shall have no claim for breach of Warranties, unless (i) an individual claim or multiple claims relating to the same event or circumstances exceed CHF 50’000 (fifty thousand Swiss Francs), (De Minimis) and (ii) the aggregate amount of such claims exceeds CHF 750’000 (seven hundred fifty thousand Swiss Francs) (Basket); provided, however, that upon reaching or exceeding the Basket, Purchaser shall be entitled to recover all amounts, including the amount equal to the Basket.

f)	Seller’s maximum total liability towards Purchaser under this Agreement shall not exceed CHF 3.0 Mio. (three million Swiss Francs) (Cap).

g)	Notice of any claim shall be in writing accompanied by all relevant particulars thereof specifying the nature of the breach and the amount claimed in respect thereof, and shall be given to Seller
(i)	unless provided otherwise in this Section 7.2.1, at least until 18 (eighteen) months from the Closing Date. The provisions of Articles 201 and 210 CO are hereby waived and replaced by the above;

(ii)	until 5 (five) years from the Closing for the Warranty set forth under Section 5.1 (Ownership of Shares and Corporate Existence). The provisions of Articles 201 and 210 CO are hereby waived and replaced by the above;

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(iii)	until the expiration of the applicable statute of limitation for Warranties related to Taxes.
h)	No Liability shall arise in respect of any breach of Warranty in respect of any damage which is actually recovered, and net of collection expenses, under a policy of insurance in force on the Closing Date. Purchaser shall in this respect be responsible for any changes in the insurance policies or in the insurance protection level occurring after the Closing Date.

i)	Purchaser shall take all reasonable steps to mitigate damages and Seller shall not be liable for any claim to the extent Purchaser could have taken reasonable steps to mitigate any damage resulting from a breach of this Agreement.
7.2.2	Notwithstanding anything to the contrary in this Agreement, the limitations on Seller’s Liability under Section 7.2.1 of this Agreement shall not apply to (i) claims related to Excluded Liabilities, (ii) breaches of Seller’s Warranties related to Taxes and the ownership of the Transferred Subsidiaries, and (iii) Seller’s and its Affiliates indemnification obligations under Section 2.7.4 and 2.7.5 e) of this Agreement.

7.3	Third Party Claims

7.3.1	If any claim is made against the Assets, the Product Lines and/or Seller or Purchaser that, if sustained, would give rise to a Liability of Seller according to this Agreement, Purchaser shall promptly (and in any event within 20 (twenty) Business Days) notify Seller of the claim and defend or settle the claim (if necessary, by ensuring that the Transferred Companies act accordingly); provided, however, that the failure of Purchaser to give Seller notice within such 20 (twenty) Business Day period shall not relieve Seller of its obligations hereunder except to the extent that Seller is prejudiced thereby.

7.3.2	Purchaser shall cooperate with Seller in the defense against any such asserted Liability and in any compromise thereof. Such cooperation shall include, but not be limited to, furnishing Seller with any books, records or information reasonably requested by Seller.

7.3.3	If Purchaser desires to compromise or settle any such asserted Liability, it shall submit the compromise or settlement proposal to Seller. If Seller refuses to consent to compromise or settle, then Purchaser shall have the option to proceed with the compromise or settlement, or to require Seller to take over the proceedings at its

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own risk and indemnify Purchaser. If Purchaser proceeds with the compromise or settlement proposal without Seller’s consent, the resulting compromise or settlement shall be without prejudice to Seller’s Liability under this Agreement. If Purchaser requires Seller to take over the proceedings at its own risk and Seller refuses to do so, Purchaser shall be free to proceed with the compromise or settlement whereby Purchase may claim against Seller for recovery of the amount of such settlement and such compromise or settlement shall not be prejudicial to Seller’s Liability under this Agreement except that Seller is precluded from challenging Purchaser’s conduct in the proceedings with the third party and the settlement.

7.4	Indemnification by Purchaser

Purchaser shall as from the Closing Date promptly indemnify and hold Seller (and each affected Affiliate of Seller) harmless against any and all Liabilities actually suffered or incurred by Seller (or any affected Affiliate of Seller) arising out of or resulting from any (i) Assumed Liabilities, or (ii) from any breach by Purchaser of this Agreement including, but not limited to claims put forward by the Transferred Employees against Seller, Asset Seller Companies or Affiliates of Seller based on actions taken by Purchaser after the Closing Date and/or relating to a fact or event in relation to or arising out of their transfer to Purchaser or its designee or their employment after the Closing Date.

8.	Covenants until Closing

8.1	General

Subject as provided below, it is understood and agreed that Seller shall continue to operate the Product Lines in the Ordinary Course of Business, and use reasonable best efforts to preserve related customer relationships, all consistent with prior and generally accepted practice at all times from the Signing Date through the Closing Date.

8.2	Access to Seller and the Product Lines

Subject to any constraints under applicable law, Seller shall procure that Purchaser’s legal and financial advisers and auditors are given reasonable direct access to the premises, documents, management, legal and financial advisers and auditors of the Product Lines.

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8.3	Restricted Actions

8.3.1	Except (i) with the consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) in accordance with the terms of this Agreement, Seller shall not, and shall procure that none of its Subsidiaries shall cause to do any of the following, with respect to the Product Lines and/or the Assets:
a)	enter into or execute any contracts or enter into any negotiations with any third party that would materially inhibit or impair the consummation of this Agreement;

b)	make any change in the terms of employment of any of the Transferred Employees or Additional Transferred Employees other than in accordance with applicable Law, existing agreements or regulations, or Ordinary Course of Business;

c)	grant, create or allow to be created any charge, security, mortgage, lien or encumbrance over any of the assets owned by any Transferred Company or Asset Seller Company (in respect of the Product Lines) other than charges arising by operation of law or within the Ordinary Course of Business;

d)	form, enter into, vary, terminate or withdraw from any material partnership, consortium, joint venture or other incorporated association;

e)	enter into, or increase or extend any financial Liability, any guarantee or indemnity other than trade credit or borrowings in the Ordinary Course of Business;

f)	make, increase or extend any loan or advance or grant any credit to any person other than trade credit or borrowings in the Ordinary Course of Business;

g)	terminate the coverage of any existing policies of title, Liability, fire, worker’s compensation, property and any other form of insurance covering the operations of the Product Lines except where the termination is not material to Purchaser;

h)	hire for employment a material number of employees engaged in the Product Lines;

i)	enter into, amend, vary or supplement any material contract with a value exceeding CHF 250’000;

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j)	pay or pre-pay invoices other than in the Ordinary Course of Business;

k)	initiate, discontinue or settle any litigation or arbitration proceedings where the amount claimed together with any costs incurred or likely to be incurred exceeds CHF 50’000, not including value added taxes;

l)	grant or enter into any license, agreement or arrangement concerning any part of the Intellectual Property relating to the Product Lines other than in the Ordinary Course of Business;

m)	enter into, vary, supplement, amend or terminate any agreement or arrangement with Seller or any Affiliates, other than in the Ordinary Course of Business; and

n)	make any payment or transfer any assets to Seller or any of its subsidiaries or their respective Affiliates other than in the Ordinary Course of Business (e.g. interest payments made pursuant to existing intercompany loans).
Seller hereby undertakes fully and promptly to inform Purchaser whenever it contemplates to do, or cause to be done, or propose to be done such an action that is or may be effected by the restrictions set forth in this subsection and Purchaser promptly respond to such information.

8.3.2	Seller will not, and it will use its best efforts to assure that its officers, directors, employees, agents and affiliates do not on its behalf:
a)	take any action to solicit, initiate, seek, or affirmatively support any inquiry, proposal or offer from, any corporation, partnership, person or other entity or group (other than Purchaser) relating to any acquisition of the Product Lines or any of the Assets (any such proposed transaction being a Third Party Acquisition);

b)	participate in any discussions or negotiations with, or provide any non-public information to, any corporation, partnership, person or other entity or group (other than Purchaser) relating to any proposed Third Party Acquisition.
Seller shall immediately terminate any such negotiations in progress as of the Signing Date. In no event will Seller accept or enter into an agreement concerning any such Third Party Acquisition prior to the termination of the Agreement pursuant to Section 4.4. Notwithstanding this provision, nothing herein shall be deemed to in any

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way restrict or limit the right of Seller to engage in discussions, negotiations, furnishing of information or any other activities relating to or in support of transactions involving the acquisition or sale of any other product lines or businesses of Seller other than the Product Lines or the Assets, so long as this Agreement shall remain in full force and effect and shall remain binding on the parties hereto.
8.4	Maintenance of Insurance Policies

8.4.1	On and after the Signing Date and until the Closing Date, Seller shall not take or fail to take any action if such action or inaction, as the case may be, would be reasonably likely to affect (i) the coverage provided, (ii) the right or ability to claim under or (iii) enable any insurer to avoid its obligations, under any insurance policy covering any part of the Product Lines or allow any such policy to Iapse in each case to the extent that such insurance policy relates to the period prior to the Closing Date.

8.4.2	Seller shall not have any obligation to maintain the effectiveness of any such insurance policy after the Closing Date covering any part of the Product Lines with respect to the period after the Closing Date or to make any monetary payment in connection with any such policy with respect to the period after the Closing Date.

8.5	Resignation of Directors

On the Closing Date the board members representing Seller on the Board of Directors of the Transferred Companies shall resign and Purchaser shall hold a General Meeting of Shareholders to elect new members and to release the departing board members individually from Liability in their capacity as board members, to the extent permitted by applicable law. Purchaser shall cause the Transferred Companies to make the necessary filings with the competent commercial register immediately after the Closing.

8.6	Regulatory Filings

8.6.1	Purchaser and Seller shall cooperate in promptly undertaking all filings required to be filed with any governmental entity in connection with the transfer of Assets and other rights under this Agreement and to cooperate with one another as reasonably necessary to accomplish the foregoing, including, but not limited to, the filings required of both parties pursuant to applicable merger control laws (the Regulatory Filings), and the filing of any additional information as required with respect to such Regulatory Filings as soon as practicable after receipt of request therefor from the applicable governmental entities. All filing fees related to the Regulatory Filings shall be shared equally among Purchaser and Seller.

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8.6.2	Purchaser and Seller shall use their commercially reasonable efforts to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or threatens to restrict, prevent, or prohibit, the consummation of the transactions contemplated by this Agreement under any competition or merger control law. The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any competition or merger control law. The Purchaser shall be entitled to direct any proceedings or negotiations with any governmental entity relating to any of the foregoing, provided that it shall afford the Seller a reasonable opportunity to participate therein. In furtherance and not in limitation of the foregoing, each of the Purchaser and the Seller shall (i) keep the other party informed of any communication received from, or given to, a governmental entity and of any communication received from or given to any Person (other than such party’s employees, agents, attorneys, representatives, advisors, consultants, or affiliates) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other party to review in advance any communication given by the first party to, and consult with the other party in advance of any meeting or conference with, any governmental entity or, in connection with any proceeding by a private party, with any other Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or affiliates of Purchaser, Seller, or their affiliates, as the case may be) and, to the extent permitted by the governmental entity or Person, give the other party the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall not have any obligation under this Agreement, and Seller shall not agree without the Purchaser’s prior written consent, to: (i) divest, sell, dispose of or transfer, or cause any of their respective affiliates to divest, sell, dispose of or transfer, any assets or operations, or to commit to cause the Purchaser, Seller, or any of their respective affiliates to divest, sell, dispose of or transfer any assets or operations; (ii) discontinue or cause any of their respective affiliates to discontinue offering any product or service, or commit to cause the Purchaser, Seller, or any of their respective affiliates to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of their respective affiliates to license or otherwise make available, to any person, any Intellectual Property, or commit to cause the Purchaser, Seller, or any of their respective affiliates to license or otherwise make available to any person any Intellectual Property; (iv) hold separate or cause any of their respective affiliates to hold separate any assets or opera-

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\

tions (either before or after the Closing), or commit to cause the Purchaser, Seller, or any of their respective affiliates to hold separate any assets or operations; or (v) make or cause any of their respective affiliates to make any commitment (to any governmental entity or otherwise) regarding the future operations of the Purchaser, any of its affiliates, the Transferred Companies or the Sold Assets.

8.7	Nasdaq Notice; Listing of Shares

To the extent it has not already done so, promptly following execution of this Agreement TMI shall apply to cause the Consideration Shares, along with the Common Stock issuable upon exercise of the Warrants, to be approved for listing on Nasdaq, subject to official notice of issuance and make any other filing required under the rules and regulations of the NASDAQ Stock Market, Inc.

8.8	Applicable Securities Laws

TMI shall use all commercially reasonable efforts to (x) obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required under the Securities Act, applicable U.S. State securities laws, or the laws of Switzerland prior to issuance of the Shares and the Warrants to the Purchaser, and the Common Stock issuable upon exercise of the Warrants, and (y) cause such authorization, approval, permit or qualification to be effective as of the Closing.

8.9	Reservation of Common Stock; Issuance of Shares of Common Stock

For as long as any Warrants remain outstanding, TMI shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock or shares of Common Stock held in treasury by TMI, for the purpose of effecting the exercise of the Warrants, the full number of shares of Common Stock then issuable upon exercise of all of the Warrants (after giving effect to all anti-dilution adjustments) then outstanding. All shares of Common Stock delivered upon exercise of the Warrants shall be newly issued shares or shares held in treasury by TMI, shall have been duly authorized and validly issued and upon payment of the exercise price therefore by the Holder thereunder, shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any lien or adverse claim, other than any such lien or adverse claim created by Seller.

9.	Covenant Not to Compete and Non-Solicitation of Employees

9.1.1	Seller covenants and agrees that for a period of 3 (three) years following the Closing Date (the Restricted Period) neither Seller nor any of its Affiliates (for so long but only for so long as it remains an Affiliate of Seller) will engage (for its own account or for the benefit of any other Person), directly or indirectly, as a principal, proprietor, partner, officer, employee, independent contractor, broker, consultant, agent, investor, solely or jointly with others, or as a stockholder, member or other owner in or of

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any Person, in any business or activity that, in whole or in part, competes with, or is substantially similar to, in whole or in part, the Product Lines as conducted on the Signing Date (the Restricted Activities).

9.1.2	Nothing contained in this Agreement shall limit or restrict the right of Seller or any of its Affiliates (i) to carry on or further develop its worldwide business other than the Product Lines transferred under this Agreement to Purchaser, (ii) to hold ownership of an equity interest not greater than 2%, directly and indirectly, in any Person engaged in the Restricted Activities, or (iii) to acquire, directly or indirectly, an equity interest greater than 2%, but not greater than 9.9%, in any Person engaged in the Restricted Activities, subject to such ownership being a passive ownership where neither the Seller nor any Affiliate of Seller (A) intends to or has the right to influence (other than through the voting of shares) or direct the operations or management of any such Person, (B) is a participant with any other Person in any group with such intention or right, or (C) has the right to appoint, nor appoints, a member to the board of directors or governance committee of such Person.

9.1.3	Seller undertakes for itself and its Affiliates (as long as they remain Affiliates of Seller) during the Restricted Period, not to directly or indirectly, solicit for employment, attempt to employ or employ any of the Transferred Employees or Additional Transferred Employees (or contact or communicate with any Transferred Employees or Additional Transferred Employees for any such purpose); provided, however, that such restrictions shall not apply to Transferred Employees or Additional Transferred Employees who are terminated by Purchaser or its Affiliates; provided, further, that the Seller or any of its Affiliates may employ a Transferred Employee or Additional Transferred Employee who (i) initially contacts the Seller or its Affiliates without solicitation by Seller or its Affiliates, or (ii) responds to any general media solicitation of employment or engagement by Seller or its Affiliates.

9.1.4	If Seller breaches the covenants contained in this Section 9:
a)	Purchaser will have the right to seek equitable remedies (including specific performance or injunctive relief) to enforce the covenants of this Section 9;

b)	Seller shall pay to Purchaser any damages in connection with such breach; provided, however, that such payment of damages shall not relieve Seller of any of its ongoing obligations to comply with the covenants contained in this Section 9.

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9.1.5	The Parties recognize that the laws and public policies of various states and jurisdictions may differ as to the validity and enforceability of covenants similar to those set forth in this Section 9. It is the intention of the parties that the provisions of this Section 9 be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of this Section 9 shall not render unenforceable, or impair, the remainder of the provisions of this Section 9. Accordingly, if any provision of this Section 9 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

10.	Transitory Arrangements and Post Closing Covenants

10.1	Post Closing Services; Termination of Inter-Company Agreements

10.1.1	The Parties will enter into an agreement, substantially in the form attached hereto as Schedule 10.1 (Services Agreement), whereby Seller, for a specified transitory period, will render, or cause to be rendered, to Purchaser certain services relating to the Product Lines. All other agreements between the Transferred Companies and the Seller and/or the Seller’s Affiliates shall be terminated as of the Closing Date and, after the Closing Date, the Transferred Companies shall not be bound thereby or have any liability under such inter-company agreements.

10.1.2	Pursuant to the terms of the Services Agreement, any inventory relating to the Product Lines that Purchaser and its Affiliates may purchase from Seller and its Affiliates shall be purchased according to the principle “first in, first out” (FIFO), i.e. Purchaser and its Affiliates shall first sell the inventory of Seller and its Affiliates and only thereafter sell products manufactured by Purchaser and its Affiliates. Inventory pricing shall be set forth in the Services Agreement.

10.2	The Micronas Name and Domain Name

10.2.1	Purchaser shall procure that each Transferred Company as soon as reasonably practicable and in no event later than 3 (three) months from Closing ceases to use and deregisters the name “Micronas” or any combination containing the name “Micronas” from the firm name of the Transferred Companies. For the avoidance of doubt, Purchaser and its Affiliates shall in no other event be allowed to use the firm name “MICRONAS” and any trademarks which include the word “MICRONAS”; provided, however, that in the event Purchaser acquires inventory, Purchaser shall be

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allowed to sell such inventory labeled with “MICRONAS” as far as it is not practicable to relabel such inventory.

10.2.2	Reserved.

10.3	Insurance Matters

Purchaser shall have replacement insurance coverage for the Product Lines in place effective as of the Closing. Seller shall provide Purchaser with all reasonable information about the current insurance coverage for these purposes.

10.4	Assistance with respect to information and documents

Seller undertakes at the reasonable request of Purchaser to provide information to Purchaser related to any tax and financial matters with respect to any tax or financial periods prior to Closing.

Purchaser undertakes at the reasonable request of Seller to provide information to Seller related employees or Seller’s Liability under Section 7.

The Parties shall execute or cause their Subsidiaries or Affiliates to execute any such documents or other information which may be necessary to fully consummate this Agreement or for the payment or correct assessment of Taxes and take such other action or cause such other action taken as may be necessary for this purpose.

10.5	Tax Matters; Preparation of Tax Returns and Audits

10.5.1	Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Transferred Companies that are filed after the Closing Date.

10.5.2	Purchaser, Seller and the Asset Seller Companies shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to Section 10.5.1 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and the Asset Seller Companies

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agree (A) to retain all books and records with respect to Tax matters pertinent to the Product Lines relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Seller and the Asset Seller Companies, as the case may be, shall allow the other Party to take possession of such books and records.

10.6	Additional Seller Covenant

10.6.1	In relation to any Assumed Liability, except as otherwise provided in the Transaction Documents, or as otherwise required by law or as required by contractual and other obligations or third party rights which might be relevant, Seller shall and shall procure that its Subsidiaries shall on or after the Closing Date:
a)	not make any payment to any person if Purchaser would be liable to reimburse the amount of that payment to Seller or any of its Subsidiaries; and

b)	not admit any Assumed Liability or amount or obligation is due or owed to a third party; and

c)	not take any action in relation to an Assumed Liability and shall pass to Purchaser all communications received which are relevant to such Assumed Liability.
10.6.2	In relation to all Assets, except as otherwise provided in the Agreement, or as otherwise required by applicable law or as required by contractual or other obligation or third party right which may be relevant, Seller shall and shall procure that its Subsidiaries shall on or after the Closing Date not take any action or communicate with any third party in each case without the written consent (which consent shall not be unreasonably withheld) of Purchaser and shall pass all communications received promptly to Purchaser.

11.	Confidentiality and Publicity

No Party to this Agreement shall originate any publicity, news release or other public announcement, written or oral, whether relating to this Agreement or the existence of any arrangement between the parties, without the prior written consent of the other Party whether named in such publicity, news release or other public announcement or not, except where such publicity, news release or other public announcement is

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required by law; provided, however, that in such event, the Party issuing same shall still be required to consult with the other Party whether named in such publicity, news release or public announcement or not, a reasonable time prior to its release to allow the other Party to comment thereon and, after its release, shall provide the other Party with a copy thereof. If either Party, based on the advice of its counsel, determines that this Agreement, or any of the other documents executed in connection herewith, must be filed with the United States Securities and Exchange Commission (the SEC) or other governmental agencies or stock exchange, then such Party, prior to making any such filing, shall provide the other Party and its counsel with a redacted version of this Agreement (or any other related documents) which it intends to file, and will give due consideration to any comments provided by the other Party or its counsel and use reasonable efforts to ensure the confidential treatment by the SEC or other governmental agencies or stock exchange of those sections specified by the other Party or its counsel.

12.	Reserved

13.	Expenses and Transfer Taxes

13.1	Expenses

Except as otherwise provided herein, Seller and Purchaser shall each bear their own expenses incurred in connection with this Agreement and the transactions contemplated herein, whether or not such transactions are consummated, including without limitation fees of counsel, accountants or other advisers.

13.2	Transfer Taxes

All applicable registration, value added Taxes and other transfer Taxes, stamp duties, filing, recording, conveyance, excise, mortgage, documentary recording Taxes and other similar Taxes and fees that may be levied on the sale, assignment, transfer or delivery of the Assets to be sold and transferred as provided in this Agreement, and the sale and transfer of the shares of the Transferred Companies, shall be borne by the Parties equally; provided, however, that a Party such bear all of the burden of any such Taxes to the extent such Party is able to claim a refund or credit of such Taxes paid by such Party. The Parties shall cooperate with each other and use commercially reasonable efforts to minimize such Taxes, including, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.

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14.	Notices

All notices, requests or other communication hereunder shall be made in writing and shall be deemed to have been duly given by the Parties if addressed and delivered by hand or telefax, or confirmed by registered mail with postage prepaid, or sent by international courier service to the addresses set forth below or to such other addresses which may be given by written notice in accordance with this Section.

If to Seller:	Micronas Semiconductor Holding AG Technoparkstrasse 1 8005 Zurich Switzerland Telefax: +41 44 445 39 61 Attn. CFO

If to Purchaser:	c/o Trident Microsystems, Inc. 3408 Garrett Drive Santa Clara, CA 95054-2803 USA Telefax: +1 (408) 988-9176 Attn. General Counsel
15.	Invalidity

If at any time any provision of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of the Agreement shall not in any way be affected or impaired.

16.	Waiver

No failure or delay by either Party in exercising any right, power, or privilege hereunder shall operate as a waiver, nor shall any single or partial exercise thereof or the exercise of another right, power, or privilege hereunder preclude future exercise of the same. The waiver by one Party of any breach of this Agreement by the other Party shall not be effective unless in writing, and no such waiver shall operate or be construed on a subsequent occasion as a waiver of the same or any other breach.

17.	Entire Agreement

This Agreement, including its Schedules and the Transfer Agreements, and other agreements between the Parties delivered at closing pursuant to his Agreement, constitutes the entire Agreement between the Parties with respect to all matters re-

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ferred to herein, and any changes to this Agreement shall have no effect unless made in writing and signed by the Parties.

In the event of any discrepancy between any of the Transfer Agreements and this Agreement, the provisions of this Agreement shall prevail between the Parties even if applicable mandatory Laws require changes, amendments or form provisions. The Parties hereby waive any objections they might have based on such applicable Laws.

18.	Governing Law

This Agreement shall be interpreted and enforced in accordance with the laws of Switzerland excluding its choice of law rules, with exclusion of the Vienna Convention on the International Sale of Goods dated April 11, 1980.

19.	Arbitration

Any dispute, controversy or claim arising out of or in relation to this contract, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The number of arbitrators shall be one. The seat of the arbitration shall be in Zurich, Switzerland. The arbitral proceedings shall be conducted in English.

20.	Interpretation

The singular includes the plural and visa versa.

The terms used in the Schedules to this Agreement shall have the same meaning as defined herein.

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Place, Date: Freiburg, Germany — 31 March 2009

Micronas Semiconductor Holding AG
/s/ DR. WOLFGANG KALSBACH
Dr. Wolfgang Kalsbach, CEO

/s/ MANFRED HÄNER
Manfred Häner, CFO

Place, Date: Freiburg, Germany — 31 March 2009

Trident Microsystems (Far East) Ltd.
/s/ SYLVIA SUMMERS COUDER
Sylvia Summers Couder
Director

/s/ DAVID L. TEICHMANN
David L. Teichmann
Director and Secretary
Signature page continued:

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Joint and Several. TMI agrees that by signing below it shall be jointly and severally liable with Purchaser for any and all obligations of Purchaser under this Agreement.
Solely with respect to the immediately above paragraph titled “Joint and Several” and Sections 3.4, 4.3, 4.6.2, 4.6.3(d), 6, 8.7, 8.8, 8.9, 11 and 13-20:
Place, Date: Freiburg, Germany — 31 March 2009

Trident Microsystems, Inc.
/s/ SYLVIA SUMMERS COUDER
Sylvia Summers Couder
Chief Executive Officer and President

/s/ DAVID L. TEICHMANN
David L. Teichmann
Senior Vice President and Corporate Secretary

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